Vasogen

2004 ANNUAL REPORT


                                     PICTURE

ADVANCING THE TREATMENT OF CHRONIC INFLAMMATORY DISEASE

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VASOGEN INC. 2004 Vasogen is a leader in the research and commercial development of technologies targeting the chronic inflammation underlying a number of important cardiovascular and neurological diseases. Our lead product, the Celacade(TM) technology, is currently in two pivotal phase III clinical trials in life-threatening cardiovascular conditions with significant unmet needs. The 500-patient phase III SIMPADICO trial, which has completed patient enrollment, is designed to further investigate the use of our Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2000-patient phase III ACCLAIM trial, ongoing at more than 150 clinical centers in North America and Europe, is designed to further investigate the use of our Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. We are also developing a new class of drugs for the treatment of neuro-inflammatory conditions which include such devastating disorders as Parkinson's disease and Alzheimer's disease. VP025, the lead product candidate from this new class of drugs, is now entering phase I clinical development.

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PRODUCT PIPELINE                  Preclinical    Phase I    Phase II   Phase III
                                   Research
Celacade(TM) Technology
Peripheral Arterial Disease
Chronic Heart Failure

VP025
Neuro-inflammatory Diseases

VP Series
Inflammatory Conditions

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CONTENTS  |  Chairman's  Foreword  2 |  President's  Message  5  |  Celacade(TM)
Technology 10 | VP Series of Drugs 16 | MD&A 20 | Corporate Governance 34 | Management's Responsibility 36 | Auditors' Repor t 37 | Financial Statements 38 | Notes to Consolidated Financial Statements 41 | Board of Directors 66 | Scientific Advisory Board 67 | Corporate Information 68 |

                        "CHRONIC INFLAMMATION MAY BE THE

                      ENGINE THAT DRIVES MANY OF THE MOST

                    FEARED ILLNESSES OF MIDDLE AND OLD AGE."

                   Time Magazine - "The Fires Within" - Feb 04

CHAIRMAN'S FOREWORD

We look forward to 2005 with anticipation and optimism as Vasogen continues to establish its leadership role in the development of novel therapies targeting the inflammation underlying some of society's most devastating medical conditions. In the coming year, we expect to complete two pivotal phase III trials of our Celacade(TM) technology in cardiovascular disease. We also expect to see the first clinical results for our new drug entity, VP025, designed to target neuro-inflammatory indications.

During the year, we completed enrollment in our phase III SIMPADICO trial in peripheral arterial disease and we are now approaching this milestone in our phase III chronic heart failure program, called ACCLAIM. The high mortality and morbidity associated with these conditions underscores the limitations of available treatments and provides a unique opportunity for a new product entrant to have a significant impact on people's lives.

Progress in our cardiovascular programs was complemented by advances in the development of our new class of drugs for neurological disorders. VP025, the lead product candidate from this new drug class, has been designed to target the inflammatory component implicated in some of the most debilitating neurological diseases of our age, which include Alzheimer's disease, Parkinson's disease, and Lou Gehrig's disease. Our preclinical results to date, which include a demonstration of VP025's ability to reverse markers of cognitive dysfunction associated with aging, provide an early indication of the potential for this product.

Vasogen continues to be managed by a fine team of medical, scientific, and business professionals - individuals who are committed to bringing safe and effective therapies to market. Our outstanding Scientific Advisory Board is an active board that helps to define the quality of our research and development efforts, and we continue to attract worldclass talent to management positions.

I express sincere thanks to my fellow directors, whose interests remain aligned with those of all Vasogen shareholders. The Board's governance agenda continues to meet the requirements set forth by securities regulators, and we will continue to strive for excellence in this area.

The Board and Management appreciate the loyalty of our shareholders, who believe in the potential of Vasogen.


/s/ William R. Grant

William R. Grant, Chairman of the Board


(2) Vasogen Inc. 2004 Annual Report
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                                    PICTURE

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                                    PICTURE

PRESIDENT'S MESSAGE

During 2004, recognition of the fundamental role that chronic inflammation plays in seemingly disparate diseases, from neurological to cardiovascular, continued to take hold in the medical community - providing further validation of our focus on inflammation as an important therapeutic target, and increasing anticipation amongst clinicians for the outcomes of our clinical trials. As we near the completion of two pivotal phase III trials targeting chronic inflammation in peripheral arterial disease and chronic heart failure, our enthusiasm for the potential of our Celacade(TM) technology to be adopted as part of the standard of care continues to grow. In 2005, we also look forward to the clinical development of an exciting new drug candidate targeting the chronic inflammation underlying such devastating disorders as Parkinson's disease and Alzheimer's disease.

A major accomplishment of this past year was the completion of patient recruitment in our pivotal phase III SIMPADICO trial in moderate-to-severe peripheral arterial disease (PAD). PAD is a profoundly underserved cardiovascular disorder that has a dramatic impact on the quality of life of millions of people. The SIMPADICO trial, the first of two pivotal phase III cardiovascular disease trials expected to be completed this year, is designed to further investigate the use of our Celacade technology to improve maximal treadmill walking distance - an efficacy endpoint recognized by the FDA and other regulatory authorities for approving new products for PAD. SIMPADICO has enrolled over 500 patients at 50 leading vascular research centers in North America and is now progressing towards the completion of its primary endpoint - which we expect to be reached at the end of the second quarter of this year.

Patient recruitment into our second pivotal phase III trial of our Celacade technology, the 2,000-patient ACCLAIM study in chronic heart failure (HF), is ongoing under the direction of pre-eminent cardiovascular researchers and opinion leaders at more than 150 medical centers. Chronic HF leads to over 300,000 deaths and is implicated in over two million hospitalizations each year in the United States, and is the only major cardiovascular disease on the rise. The ACCLAIM trial is an event-rate-driven study investigating the use of our Celacade technology to reduce the risk of death and cardiovascular hospitalization in advanced heart failure patients. The design of ACCLAIM is based on our successful phase II trial, the results of which showed a marked reduction in the risk of mortality and


                                             Vasogen Inc. 2004 Annual Report (5)
morbidity, and were recently published in the Journal of the American College of Cardiology. Based on current recruitment and event-rate trends, we expect to complete the primary endpoint of this trial during the second half of 2005.

Success on the regulatory front was also a highlight of 2004. During the year, we were granted the CE Mark for our Celacade technology for the treatment of chronic heart failure. The CE Mark provides regulatory approval for the 25 member countries of the European Union, where it is estimated that chronic heart failure affects more than five million people. Based on this regulatory approval, which underscores the excellent safety profile of our product, and the strong presence of European sites in our ACCLAIM trial, we are now positioned to launch our Celacade technology in the second largest healthcare market in the world, following the successful completion of our phase III programs.

Reflecting our increased focus on preparations for additional regulatory filings and market introduction of our Celacade technology, we recently announced the appointment of Jay Kleiman, MD, MPA, as Head of Cardiovascular Development and Chief Medical Officer, with overall responsibility for the development of cardiovascular products, and Michael Shannon, MD, MSc, MA, as Vice President of Medical Affairs, with responsibility for providing medical leadership to the Company's clinical development programs. Dr. Kleiman brings over thirty years of medical practice and industry experience as a cardiologist and has demonstrated leadership skills in both medical products development and health policy. As Medical Director, Cardiovascular/Metabolic Clinical Research for the G.D. Searle Division of Pharmacia (now Pfizer Corporation), he managed a 7,300-patient interventional cardiology outcomes trial (EXCITE), and a 6,600-patient international phase III heart failure trial (EPHESUS) that led to a successful NDA submission. Dr. Shannon also brings thirty years of experience in medical leadership roles with government and industry, including a number of senior roles at Health Canada. Dr. Shannon has served as the Director General for the Laboratory Centre for Disease Control at Health Canada, the Chief Medical Advisor to the Assistant Deputy Minister of the Health Protection Branch, and the Director General of the Canadian Blood Secretariat within Health Canada. We take this opportunity to welcome these and the other highly qualified individuals who joined Vasogen's growing team during the past year.


(6) Vasogen Inc. 2004 Annual Report
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Based on compelling new data from a range of experimental models demonstrating the ability of our new drug candidate, VP025, to reduce levels of inflammation within the brain, we are now advancing this exciting new drug candidate into phase I clinical development. VP025 has been shown to improve key biological correlates of memory function; reduce established neural deficit resulting from the accumulated inflammation associated with aging; and prevent the detrimental effects of beta-amyloid, a major component of the plaques found in the brains of Alzheimer's disease patients. The drug has also been shown to provide a neuro-protective benefit in a model of Parkinson's disease, and to delay disease onset and prolong survival in a model of amyotrophic lateral sclerosis (Lou Gehrig's disease). Neurological disorders, including Alzheimer's and Parkinson's, are estimated to affect more than five million people in North America and cost the U.S. healthcare system an estimated $75 billion annually. The advent of a drug that has the potential not only to prevent the progression of neurological diseases, but also to actually reverse the deleterious and devastating consequences of such progression, would represent a major advance in medicine.

As we approach the completion of two pivotal phase III trials of our Celacade technology, we believe that our lead product is positioned to emerge as a potential breakthrough in the treatment of cardiovascular diseases that are associated with high mortality, high morbidity, and accelerating healthcare costs. We continue to execute a business development strategy aimed at preparing for the successful commercialization of our lead product in Europe and North America, and look forward to the adoption of this exciting technology by the medical community. By exploiting our substantial knowledge base surrounding new treatment strategies to target inflammation, we also look forward to a range of growth opportunities for our new class of drugs in neurological diseases and additional chronic inflammatory conditions.

On behalf of my colleagues at Vasogen, I thank you for your continued support. We are looking forward to 2005 with great enthusiasm.


/s/ David G. Elsley

David G. Elsley, President and CEO


                                             Vasogen Inc. 2004 Annual Report (7)
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PEOPLE MAKE US WHO WE ARE


Thayalan Gnana                          Dr. Andrea B. Parker
Electrical Engineer                     Director, Clinical Affairs

PICTURE                                 PICTURE

Peter Coffey                            Lisa Horvath
Material Co-ordinator                   Product Trainer

PICTURE                                 PICTURE

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CELACADE(TM) TECHNOLOGY FOR CARDIOVASCULAR DISEASE

The fundamental role of chronic inflammation in the development and progression of a number of serious cardiovascular conditions is now clearly established. Our lead product, the Celacade technology, which is being developed to target chronic inflammation in cardiovascular disease, is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease.

Inflammation is a normal response of the immune system to cellular injury caused by infection, trauma, or other stimuli. During the inflammatory process, immune cells are attracted to the site of inflammation where they release a number of factors including cytokines - potent chemical messengers that control inflammation and facilitate the healing process. While this inflammatory process is usually self-limiting, it can persist, become chronic, and lead to a number of serious medical conditions.

Our Celacade technology is being developed to target the chronic inflammation associated with cardiovascular disease. The technology is designed to deliver oxidative stress to a sample of a patient's own blood during a brief outpatient procedure, which is administered monthly. During the procedure, a small sample of blood is drawn into our Celacade single-use disposable cartridge, exposed to controlled oxidative stress utilizing our Celacade medical device technology, and then re-administered to the patient intramuscularly.

Oxidative stress is a factor known to induce cell apoptosis. During apoptosis, signaling molecules, including phosphatidylserine (PS), normally present on the inner surface of the cell membrane, become actively exposed on the cell surface. These PS molecules interact with highly specific receptors for PS on antigen presenting cells of the immune system, including macrophages and dendritic cells. This interaction leads to an up-regulation in the production of anti-inflammatory cytokines, a decrease in the production of pro-inflammatory cytokines, differentiation of regulatory cells, and a systemic reduction in inflammation.

Inflammatory pathways are implicated in the development and progression of atherosclerosis, the underlying pathology in many cardiovascular diseases, which include heart attack and stroke. Peripheral arterial disease (PAD), resulting from atherosclerosis, causes impaired blood flow to the lower extremities, causing the symptom of intermittent claudication (leg pain on walking). PAD leads to reduced mobility and a


(10) Vasogen Inc. 2004 Annual Report
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                                    PICTURE

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                                    PICTURE

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CELACADE(TM) TECHNOLOGY FOR CARDIOVASCULAR DISEASE

marked impairment in the ability to undertake the basic activities of daily independent living.

It is estimated that PAD affects over seven million people in the United States alone, with annual related healthcare costs exceeding $10 billion. Patients with PAD have a six-fold increase in the risk of death from cardiovascular disease and an estimated 30% of patients diagnosed with this condition will die within five years of diagnosis. In approximately 80,000 patients each year, the progression of PAD results in the need for amputation. Currently, there are limited effective pharmacological therapies available for the treatment of intermittent claudication, and there is a strong need for more effective treatment options.

A double-blind, placebo-controlled phase II trial has shown that our Celacade technology improves pain-free walking distance in patients with moderate-to-severe PAD. The primary endpoint of this trial, the difference in the proportion of patients having a greater than 50% increase in their initial claudication distance (ICD) at 24 weeks, was met in the per-protocol population (n=81), with significantly more patients in the Celacade group responding compared to placebo (p=0.047). Sub-group analysis of the 69 patients with walking distances of less than 100 meters in the per-protocol population nine weeks after treatment was discontinued, showed that 56.3% of the patients in the Celacade group responded compared to 29.7% in the placebo group (p=0.031). There were no treatment-related serious adverse events, and treatment was shown to be safe and well tolerated. Results from this trial were presented at the XV Annual Meeting of the European Society for Vascular Surgery and were published in the European Journal of Vascular and Endovascular Surgery.

We have completed enrollment in a follow-on 500-patient, double-blind, placebo-controlled pivotal phase III clinical trial of our Celacade technology in PAD. This trial, called SIMPADICO, is designed to further investigate the use of our Celacade technology to improve claudication distance in PAD patients, and to support regulatory approval in North America and commercialization in North America


                                            Vasogen Inc. 2004 Annual Report (13)
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CELACADE(TM) TECHNOLOGY FOR CARDIOVASCULAR DISEASE

and Europe. The Principal Investigator and Chairman of the Steering Committee for Vasogen's SIMPADICO trial is Jeffrey W. Olin, DO, FACP, FACC, Director of the Vascular Medicine Program at The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine in New York.

The primary endpoint of SIMPADICO is the change in maximal treadmill walking distance after six months of treatment - an endpoint recognized by the FDA and other regulatory authorities for approving new products for the treatment of symptomatic PAD. The primary endpoint of the SIMPADICO study is expected to be completed by the end of the second quarter of 2005, with results to be made available following analysis of the data.

Chronic inflammation is also recognized as an underlying pathology contributing to the development and progression of heart failure (HF). Chronic HF, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart's ability to function as a pump is impaired. Patients with chronic HF experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. In North America alone, chronic HF affects over five million people and is associated with more than 300,000 deaths each year. The cost of medical care, primarily resulting from hospitalization, is estimated to exceed $19 billion annually.

In a double-blind, placebo-controlled phase II trial in patients with advanced chronic HF, use of our Celacade technology was shown to significantly reduce major cardiac events. The trial was conducted in 73 patients with advanced chronic heart failure at The Cleveland Clinic, Baylor College of Medicine, the Texas Heart Institute, and the University of Montreal. All patients enrolled into this study were receiving stable doses of pharmaceuticals that reflected the standard of care. The key finding from this clinical trial was a significant reduction in the risk of death (p=0.022) and all-cause hospitalization (p=0.008) for patients in the Celacade


(14) Vasogen Inc. 2004 Annual Report
group compared to those receiving placebo. In addition to the observed reduction in the risk of major events, there was also an observation that patients in the Celacade group had significant improvements in key electrocardiogram (ECG) measures. Approximately 50% of patients diagnosed with chronic heart failure experience sudden death due to serious ventricular arrhythmia (irregular heartbeat originating in the ventricles of the heart), which has been linked to specific ECG abnormalities, including an increased QTc interval. The study showed a significant reduction in mean QTc interval of 18 milliseconds (msec) among assessable patients in the active treatment group, compared to an increase of 12 msec in the placebo group, resulting in a significant between-group difference at the end of the study (429 5 vs. 463 5 msec, n=35, p=0.035). There were no reports of treatment-related serious adverse events or withdrawals from the trial, and treatment was shown to be safe and well tolerated. The results of this trial have been published in the Journal of the American College of Cardiology and are the basis for the ongoing 2,000-patient, double-blind, placebo-controlled pivotal phase III ACCLAIM trial.

The pivotal phase III ACCLAIM trial is designed to further investigate the use of our Celacade technology to reduce the risk of death and cardiovascular hospitalization in patients with advanced chronic HF and to support regulatory approval in North America and commercialization in North America and Europe. The primary outcome measure of the ACCLAIM trial is the composite endpoint of all-cause mortality or hospitalization for cardiovascular causes (time to first event). The trial will conclude when a minimum of 701 outcome events have occurred and all patients have been followed for at least six months. The ACCLAIM trial is currently enrolling patients at cardiac centers throughout the United States, Canada, Europe, and Israel. The Global Principal Investigator and Chairman of the Steering Committee for Vasogen's ACCLAIM trial is James B. Young, MD, Chairman, Division of Medicine at The Cleveland Clinic Foundation, and Medical Director, Kaufman Center for Heart Failure in Cleveland, Ohio.


                                            Vasogen Inc. 2004 Annual Report (15)
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VP SERIES OF DRUGS FOR NEUROLOGICAL CONDITIONS

We are also developing a new class of drugs for the treatment of neuro-inflammatory conditions, which include such devastating disorders as Parkinson's disease and Alzheimer's disease. VP025, the lead product candidate from this new class of drugs, is now entering phase I clinical development.

We are developing the VP Series of investigational drugs, which represents a new class of drugs designed to interact with antigen presenting cells (APCs) of the immune system, to regulate tissue levels of cytokines and control inflammation. VP025, the lead product candidate from this series of drugs, is being developed for the treatment of neuro-inflammatory disorders. Due to the prevalence, morbidity, and mortality associated with these disorders, they represent a significant medical, social, and financial burden. It is estimated that these neurological conditions affect more than five million people in North America and generate costs of care that exceed $75 billion annually.

Data demonstrating the ability of VP025 to reduce levels of inflammation across the blood-brain barrier, in a number of experimental models, were presented at major neurology conferences during 2004. Research showing the ability of VP025 to reverse a correlate of memory impairment associated with aging was presented at the Fourth Federation of European Neuroscience Societies Forum in Lisbon, Portugal, and at Neuroscience 2004, the Society for Neuroscience's 34th Annual Meeting in San Diego. These results, presented by Dr. Marina Lynch and her team from the Department of Physiology at Trinity College in Ireland, showed that VP025 may prevent impairment of memory caused by beta-amyloid, a major component of the plaques found in brains of Alzheimer's disease patients.

Also at Neuroscience 2004, we presented preclinical research carried out at the Department of Anatomy/Neuroscience, Biosciences Institute, University College Cork, Ireland, that demonstrated the ability of VP025 to improve movement abnormalities and provide a significant neuro-protective effect in a well-established model of Parkinson's disease. Evidence is accumulating that inflammation also plays an important role in the pathogenesis of this debilitating condition.


(16) Vasogen Inc. 2004 Annual Report
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                                    PICTURE

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                                    PICTURE

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VP SERIES OF DRUGS FOR NEUROLOGICAL CONDITIONS

Further preclinical research, presented at both the 128th Annual Meeting of the American Neurological Association in Toronto and at Neuroscience 2004, confirmed the ability of VP025 to significantly delay the onset of symptoms and increase survival in a model of ALS (Lou Gehrig's disease). In ALS, the immune system actively contributes to motor neuron injury through inflammatory processes. This research was conducted under the direction of Stanley Appel, MD, Chief of Neurology at the Methodist Hospital and Professor of Neurology at Baylor College of Medicine in Houston.

One common theme observed in this research has been a VP025-mediated reduction in the level of activation of microglial cells - inflammatory cells specifically found within the brain and central nervous system - following VP025 administration. The observed changes in inflammatory responses and evidence of a neuro-protective effect have been consistent across these different preclinical models of disease, providing evidence of a common pathway for the therapeutic effect of VP025.

Based on the extensive body of preclinical evidence supporting the safety and therapeutic potential of VP025 to address a number of fundamental processes central to a broad range of neuro-inflammatory disorders, we have received regulatory approval from Health Canada to commence a phase I clinical trial. This double-blind, placebo-controlled clinical trial of VP025 will examine safety and tolerability of increased doses in up to 24 healthy volunteers. The trial is expected to be completed during the second quarter of 2005 and, subject to successful outcomes, is expected to form the basis of an application to commence phase II clinical development in patients with neuro-inflammatory disorders.


                                            Vasogen Inc. 2004 Annual Report (19)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the accompanying notes. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, except as described in note 15, conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to Vasogen's fiscal years, which end on November 30. In this report, "we," "us," and "our" refer to Vasogen Inc. This document is current in all material respects as of January 13, 2005.

2004 Highlights

o We reached full enrollment in our 500-patient pivotal phase III SIMPADICO trial of our Celacade(TM) technology in peripheral arterial disease.

o Results from the phase II trial of our Celacade technology in advanced chronic heart failure patients were published in the Journal of the American College of Cardiology.

o Preclinical results demonstrating the use of our Celacade technology to reduce inflammation in the heart were presented at the 8th Annual Scientific Meeting of the Heart Failure Society of America.

o We were granted CE Mark regulatory approval in Europe for our Celacade technology for the treatment of chronic heart failure.

o We reported results from our preclinical program investigating the therapeutic potential of VP025, the lead product candidate from our new class of drugs for neuro-inflammatory conditions.

o In March 2004 we completed an offering of 9,775,000 common shares resulting in gross proceeds to the Company of approximately US$57.7 million.

o At year end, our cash and marketable securities totaled $73.0 million, compared with $60.1 million at the prior year-end.

o On December 17, 2003 the common shares of Vasogen Inc. began trading on the NASDAQ National Market and on May 24, 2004 Vasogen was added to the NASDAQ Biotechnology Index.

OVERVIEW

Our goal is to develop and commercialize new technologies for the treatment of cardiovascular, neurological, and other chronic inflammatory diseases. We are currently conducting two pivotal phase III clinical trials using our Celacade(TM) therapeutic device technology to target chronic inflammation in cardiovascular disease. Our 500-patient pivotal phase III SIMPADICO trial, which has completed patient enrollment, is designed to further evaluate the use of our Celacade technology to reduce intermittent claudication in patients with moderate to severe peripheral arterial disease (PAD). Our 2,000-patient pivotal phase III ACCLAIM trial is designed to further investigate the use of our Celacade(TM) technology to reduce mortality and morbidity risk in patients with advanced chronic heart failure.

We are also developing a new class of drugs for the treatment of inflammation in the brain and central nervous system. VP025, the lead product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders, including Parkinson's disease and Alzheimer's disease.


(20) Vasogen Inc. 2004 Annual Report (A development stage company)
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The following table sets out the stage of development for each of our programs:

--------------------------------------------------------------------------------------------------------
Product                    Indications                                 Development Status
--------------------------------------------------------------------------------------------------------
Celacade technology        Peripheral arterial disease                 Pivotal phase III clinical trial*
--------------------------------------------------------------------------------------------------------
Celacade technology        Chronic heart failure                       Pivotal phase III clinical trial*
--------------------------------------------------------------------------------------------------------
VP025                      Neuro-inflammatory conditions               Preclinical
--------------------------------------------------------------------------------------------------------

* Pivotal phase III clinical trials are multi-center studies undertaken to confirm the efficacy of a therapeutic intervention in large patient groups.

WE PLAN TO ACHIEVE OUR GOAL BY PURSUING THE FOLLOWING STRATEGIES:

Develop and commercialize our products for unmet medical needs

We believe that our Celacade technology has the potential to be used for first-in-class therapy targeting chronic inflammation in cardiovascular disease, providing a safe and effective addition to the standard of care for chronic heart failure ("HF") and peripheral arterial disease ("PAD"). We are collaborating with opinion leaders in cardiovascular medicine to conduct our phase III clinical trials in chronic HF and PAD and, if these trials are successfully completed, we believe that these collaborations will enhance the potential for our Celacade technology to be adopted as part of the standard of care in these conditions. Our phase III trials are designed to support regulatory approvals in North America and commercial introduction in North America and Europe. Through alliances with healthcare companies, we plan to establish the sales and marketing capability needed to promote and facilitate the adoption of our products by the medical community.

Continue to build a portfolio of new technologies targeting inflammatory disorders

VP025 is the first product candidate from a new class of drugs that we have identified. This new class of drugs represents a platform technology from which we may derive other product candidates for development and commercialization. We are currently testing VP025 across a number of preclinical models of neuro-inflammatory disorders and have reported results from a number of these studies during 2004. We expect VP025 to enter phase I clinical development in the first half of 2005.

Form strategic alliances with companies that can provide the sales and marketing capabilities needed to promote and facilitate the adoption of our products by the medical community

We intend to establish corporate alliances, primarily to support marketing and sales of our products, in the United States, Canada, and elsewhere. We expect that the primary point of care for integration of our Celacade technology will be the hospital clinic and/or cardiology and interventional cardiology practices. To develop a potential secondary point of care for access to our Celacade technology, in 2001 we entered into a strategic alliance with Quest Diagnostics Incorporated ("Quest Diagnostics") of New Jersey to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practices in the United States on an exclusive basis.


              Vasogen Inc. 2004 Annual Report (A development stage company) (21)
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MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

We are a development stage enterprise that dedicates the majority of our cash resources to research and development ("R&D") activities. Our products have not yet been approved by regulatory authorities in all relevant jurisdictions and we have not yet marketed products commercially; as such, we do not currently generate any revenues from operations.

Research and Development

The changes in R&D expenditures, and their key components, for the three years ended November 30 are reflected in the following table:

R&D Expenditures                                                            Increase                                Increase
(in millions of dollars, except percentages)          2004         2003    (Decrease)         2003         2002    (Decrease)
----------------------------------------------------------------------------------------------------------------------------
Clinical costs:

  Direct                                            $ 31.3       $  9.7       $ 21.6        $  9.7       $  3.1       $  6.6
  Indirect                                          $ 14.0       $  7.8       $  6.2        $  7.8       $  5.5       $  2.3

Preclinical costs                                   $  4.0       $  2.0       $  2.0        $  2.0       $  1.9       $  0.1

Intellectual property costs                         $  2.2       $  1.6       $  0.6        $  1.6       $  1.6       $  0.0

Other costs                                         $  0.3       $  0.6       ($ 0.3)       $  0.6       $  0.6       $  0.0

Total R&D                                           $51.80       $ 21.7       $ 30.1        $ 21.7       $ 12.7       $  9.0

R&D expenditures as a percentage of the sum of
   R&D and General Administrative Expenditures          77%          68%           9%           68%          63%           5%

Clinical Costs

As a development-stage company moves its products towards commercialization in the biotechnology/pharmaceutical/medical device industry, investment in clinical development of these products increases significantly. The investment associated with phase III clinical trials is generally substantially greater than that for phase II trials. This results from the increased numbers of clinical sites and patients that are required for phase III trials. The investment in our phase III Celacade programs is expensed for accounting purposes and is the key driver of our increased losses, which are a direct result of advancing our programs forward.

Our phase III clinical programs in PAD and chronic HF, discussed in detail below, account for the majority of the increase in our R&D spending in 2004 compared with 2003, and in 2003 compared with 2002. This increase has been driven primarily by the initiation of new clinical sites into these programs and the associated increase in the number of patients enrolled.

In fiscal 2004, the number of sites initiated and patients enrolled in our phase III programs has increased from 2003, which increased from 2002, both of which are key drivers of R&D costs. The number of clinical sites initiated increased by 163% during fiscal 2004 when compared to fiscal 2003, and increased by 159% in fiscal 2003 when compared to


(22) Vasogen Inc. 2004 Annual Report (A development stage company) fiscal 2002. The number of patients enrolled into our phase III trials increased by 875% in fiscal 2004 when compared to fiscal 2003, and increased by 142% in fiscal 2003 when compared to fiscal 2002. Direct costs to support these phase III programs include expenses for clinical site fees, study monitoring, and product support. These costs increased in direct relation to the increase in the number of clinical sites initiated in our phase III programs and the associated increase in the number of patients enrolled. Indirect costs to support these programs consist of salaries, professional fees, and other support costs. Such support costs increased significantly as the number of clinical sites initiated in our phase III programs and the number of patients enrolled in these programs increased, but not on a directly proportionate basis. A more detailed summary of our two phase III clinical trials is provided below.

SIMPADICO

Our 500-patient pivotal phase III SIMPADICO trial has reached full enrollment of patients with moderate to severe PAD and stable intermittent claudication (Fontaine stage II) at 50 clinical sites in the United States and Canada. SIMPADICO is evaluating the use of our Celacade technology to improve intermittent claudication and is designed to support regulatory approval in North America and commercial introduction in North America and Europe. The Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial is Dr. Jeffrey Olin, Director, Vascular Medicine Program, The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine, New York.

The primary endpoint of SIMPADICO is the change in maximal treadmill walking distance after six months; a primary efficacy endpoint recognized by the FDA and other regulatory authorities for approving new products for the treatment of patients with PAD and intermittent claudication. The primary endpoint of the SIMPADICO study is expected to be completed by the end of the second quarter of 2005, with results being made available following analysis of the data. Patients enrolled in the SIMPADICO study will be treated for an additional six months following the completion of the primary endpoint, to provide additional information, including additional safety data.

The initiation of our SIMPADICO trial was based on results from our double-blind, placebo-controlled phase II clinical trial conducted in 85 patients with moderate to severe PAD. Results of this study have been published in the European Journal of Vascular and Endovascular Surgery and showed that patients in the Celacade group walked further before the onset of pain, compared to placebo. Furthermore, treatment was shown to be well tolerated and there were no reports of treatment-related serious adverse side effects or interactions with existing medications.

ACCLAIM

We continue to advance our 2,000-patient pivotal phase III ACCLAIM trial, which is investigating the use of our Celacade technology to reduce mortality and morbidity risk in patients with advanced chronic heart failure. Our ACCLAIM trial is being conducted at leading cardiac centers throughout North America, Europe and Israel, and is designed to support the regulatory approval process for our Celacade technology in North America and commercialization in North America and Europe. During the year, we were granted an extension to the CE Mark for our Celacade technology, providing regulatory approval in Europe for the treatment of chronic heart failure. The Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial is Dr. James Young, Chairman, Division of Medicine, The Cleveland Clinic Foundation and Medical Director of the Kaufman Center for Heart Failure in Cleveland.

The primary outcome measure for the ACCLAIM trial is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The trial, which has been approved to enroll up to 2,016 patients, will conclude when a minimum of 701 events (defined as death or first cardiovascular hospitalization) has occurred and all


              Vasogen Inc. 2004 Annual Report (A development stage company) (23)

MANAGEMENT'S DISCUSSION AND ANALYSIS

patients have been followed for at least six months. Based on patient recruitment trends, we expect that patient recruitment into the ACCLAIM trial will be completed during the first half of 2005. Subject to achieving the pre-specified number of minimum events and patient recruitment goals, we expect the primary endpoint of the study to be completed during the second half of 2005, with results to be made available following analysis of the data.

The initiation of our ACCLAIM trial was based on results from our double-blind, placebo-controlled, phase II clinical trial conducted in 73 patients with advanced chronic HF. The results of this study, which have been published in the Journal of the American College of Cardiology, demonstrated a significant reduction in mortality and morbidity risk for patients in the Celacade group, compared to placebo. Furthermore, the treatment was shown to be well tolerated and there were no reports of treatment-related serious adverse side effects or interactions with existing medications.

Preclinical Costs

Our preclinical research programs are focused on developing a new class of drugs to treat diseases characterized by chronic inflammation. VP025, our lead product candidate from this new class of drugs, is in preclinical development for the treatment of neurological conditions characterized by chronic inflammation, which may include such disorders as Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig's disease. In 2004, we reported the results of a number of preclinical programs evaluating the potential of VP025.

Preclinical research data demonstrating the potential ability of VP025 to reverse a correlate of memory impairment associated with aging was presented at the Fourth Federation of European Neuroscience Societies Forum in Lisbon, Portugal and at Neuroscience 2004, the Society for Neuroscience's 34th Annual Meeting in San Diego. These results, presented by Dr. Marina Lynch and her team from the Department of Physiology at Trinity College in Ireland, also showed that VP025 may prevent impairment of memory caused by beta-amyloid, a major component of the plaques found in brains of Alzheimer's disease patients.

Preclinical research data demonstrating the ability of VP025 to significantly delay the onset of disease and increase survival in a model of ALS were presented at both the 128th Annual Meeting of the American Neurological Association held in Toronto and at Neuroscience 2004. This research was conducted under the direction of Dr. Stanley Appel, Chief of Neurology at the Methodist Hospital, Professor of Neurology at Baylor College of Medicine, and member of Vasogen's Scientific Advisory Board. In ALS, the immune system actively contributes to motor neuron injury through inflammatory processes.

Also presented during Neuroscience 2004, were results of preclinical research conducted at the Department of Anatomy/Neuroscience, Biosciences Institute, University College Cork, Ireland in Parkinson's disease. This research demonstrated the ability of VP025 to significantly reduce movement abnormalities and provide a neuroprotective effect in a well-established model of Parkinson's disease. Evidence is accumulating that inflammation plays an important role in the pathogenesis of this disease.

Based on the results in a number of models of neuro-inflammatory conditions, we have submitted an investigational new drug application to advance VP025 into phase I clinical development, which we expect will occur


(24) Vasogen Inc. 2004 Annual Report (A development stage company) during the first half of 2005. The increase in R&D expenditures associated with preclinical research activities during fiscal 2004 is primarily the result of the above studies, as well as other preclinical studies necessary to support the advancement of VP025 into clinical development.

In addition to the VP025 program, our preclinical research continues to support the development of our Celacade technology. A preclinical study conducted at Baylor College of Medicine in Houston, Texas, in a murine model of cardiac inflammation (myosin-induced myocarditis) demonstrated that treatment using our Celacade technology resulted in a marked reduction in heart muscle tissue staining for TNF-alpha, an important inflammatory cytokine involved in the pathogenesis of chronic heart failure, when compared to placebo. Results of this study were reported at the annual meeting of the Heart Failure Society of America in September 2004.

Intellectual Property

Our research and development initiatives have resulted in the filing of numerous patent applications. We own patents and pending patent applications relating to our products and technologies in the United States, Canada and other jurisdictions around the world. Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expenditures and are expensed as incurred. This expenditure is a result of advancing our patent protection into additional countries, as a result of international patent grants, and additional patent and trademark activities associated with protecting our existing technologies as well as new discoveries and developments resulting from our research and development programs.

Nature and Treatment of Expenses

We expense all research and development costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and are expensed as they are shipped to outsourced research centers or clinical sites.

The cost of our acquired technology, representing part of our platform medical device technology, is amortized straight-line over 20 years in recognition of the term of the acquired patent.

Our ability to recover the carrying value of our acquired technology and clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results, technological obsolescence, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to launch claims against those third parties who may infringe our intellectual property. We are not aware of any factors that would impact adversely on the carrying value of our acquired technology or the clinical supplies that would result in a material loss to our company.

The majority of expenditures related to our phase III trials are payable in U.S. dollars. In addition, a significant component of the costs with respect to our phase III ACCLAIM trial are payable in Eurodollars. The majority of general and administrative costs are payable in Canadian dollars.


              Vasogen Inc. 2004 Annual Report (A development stage company) (25)

MANAGEMENT'S DISCUSSION AND ANALYSIS

General and Administration

The changes in general and administration expenditures, and their key components, for the three years ended November 30 are reflected in the following table:

General and Administration Expenditures                                  Increase                            Increase
(in millions of dollars)                            2004       2003     (Decrease)      2003       2002     (Decrease)
----------------------------------------------------------------------------------------------------------------------
Infrastructure and other support costs             $13.3      $ 8.2         $ 5.1      $ 8.2      $ 6.7         $ 1.5

Insurance                                          $ 1.4      $ 1.2         $ 0.2      $ 1.2      $ 0.4         $ 0.8

Professional fees                                  $ 1.2      $ 0.8         $ 0.4      $ 0.8      $ 0.4         $ 0.4

----------------------------------------------------------------------------------------------------------------------
Total General and Administration Expenditures      $15.9      $10.2         $ 5.7      $10.2      $ 7.5         $ 2.7
======================================================================================================================

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, as well as all facility-related and information technology expenditures. This increase is primarily driven by an increase in full time employees to 149 as at November 30, 2004 from 82 at as November 30, 2003, and from 61 as at November 30, 2002. Professional fees include expenditures for legal, tax, accounting, and other specialized services. Infrastructure support costs and professional fees have increased to support our phase III clinical programs, and for corporate, marketing, legal, and business development activities associated with preparing for the commercialization of our products.

Insurance costs are higher as a result of insurance required for our phase III clinical programs and a general market increase in insurance premiums for directors' and officers' liability insurance when comparing fiscal 2004 to 2003 and when comparing fiscal 2003 to 2002.

We have adopted CICA handbook section 3870, "Stock-based Compensation and Other Stock-based Payments," effective for fiscal 2003. The adoption of this new section has resulted in a non-cash charge included in our general and administrative expenses of $0.5 million in 2004 and $0.4 million in 2003, whereas no such expense existed for fiscal 2002. These expenses consist of the fair value of options, calculated using a Black-Scholes pricing model, granted to non-employees in exchange for services. In addition, the fair value of compensation options and warrants issued for services in connection with the private placement of common shares completed in 2003, in the amount of $1.8 million, has been recorded as a cost of issuing the related common shares. Subsequent amendments to Section 3870, issued in December 2003, require the use of the fair value based method to account for all stock-based transactions with employees in the financial statements of the Company in its fiscal year beginning December 1, 2004. If the options granted to employees in fiscal 2004 had been included in our financial statements, they would have been ascribed a fair value of $2.9 million; however, this pro forma expense might not be representative of the actual expense on adoption of the new amendment.


(26) Vasogen Inc. 2004 Annual Report (A development stage company)

Foreign Exchange

                                                                               Increase                            Increase
Foreign Exchange (in millions of dollars)                  2004        2003   (Decrease)       2003        2002   (Decrease)
---------------------------------------------------------------------------------------------------------------------------
Foreign exchange loss (gain)                             $  8.3      $  1.1      $  7.2      $  1.1      $  0.3      $  0.8
---------------------------------------------------------------------------------------------------------------------------

We are holding U.S. dollars in anticipation of the significant U.S. dollar R&D expenses that we expect to incur as a result of our ongoing clinical trials. Our statement of operations includes a foreign exchange loss for the year ended November 30, 2004 as a result of the strengthening of our reporting currency, the Canadian dollar, relative to the U.S. dollar during this period. The year-end conversion rates from U.S. dollar to Canadian dollar for November 30, 2004, 2003, and 2002 were 1.1858, 1.2965 and 1.3165 respectively. In addition, the financing that was completed in 2004 occurred when the conversion rate from the U.S. dollar to Canadian dollar was 1.33. While our reporting currency is the Canadian dollar, the funds raised in the financings that we completed in 2003 and 2004 were in U.S. dollars, and their Canadian dollar equivalents are subject to fluctuations in the U.S. exchange rate. The unrealized component of the 2004 foreign exchange loss was $7.7 million and the realized component was $0.6 million. The exchange rate fluctuation, although significant from an accounting viewpoint, does not impair our ability to pay these U.S. dollar denominated R&D expenses.

Investment Income

                                                                               Increase                            Increase
Investment Income (in millions of dollars)                 2004        2003   (Decrease)       2003        2002   (Decrease)
---------------------------------------------------------------------------------------------------------------------------
Investment income                                        $  1.4      $  1.1      $  0.3      $  1.1      $  1.0      $  0.1
---------------------------------------------------------------------------------------------------------------------------

Investment income in 2004 was comparable to that in 2003, and 2002, even though cash invested in marketable securities has increased for these periods. This is a result of lower returns on investments available in the marketplace in general, and an increased weighting of lower-yielding U.S. investments.

Loss

                                                                               Increase                            Increase
Loss (in millions of dollars, except per-share amounts)    2004        2003   (Decrease)       2003        2002   (Decrease)
---------------------------------------------------------------------------------------------------------------------------
Loss                                                     $ 74.6      $ 31.9      $ 42.7      $ 31.9      $ 19.5      $ 12.4

Loss per share                                           $ 1.07      $ 0.57      $ 0.50      $ 0.57      $ 0.40      $ 0.17
---------------------------------------------------------------------------------------------------------------------------

As discussed above, the increased loss during the last three fiscal periods resulted mainly from higher costs associated with the expansion of our clinical programs and the corporate costs associated with supporting these programs.


              Vasogen Inc. 2004 Annual Report (A development stage company) (27)

MANAGEMENT'S DISCUSSION AND ANALYSIS

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ending November 30, 2004:

                           Loss for the period     Basic and diluted     Foreign Exchange
                                        (000's)       loss per share   Gain/(Loss) (000's)
------------------------------------------------------------------------------------------
February 28, 2004                     ($12,095)               ($0.19)            $    628
May 31, 2004                          ($14,069)               ($0.20)            $  2,009
August 31, 2004                       ($19,647)               ($0.27)             ($2,127)
November 30, 2004                     ($28,739)               ($0.41)             ($8,798)

February 28, 2003                      ($5,428)               ($0.10)               ($180)
May 31, 2003                           ($7,335)               ($0.14)               ($135)
August 31, 2003                        ($5,870)               ($0.10)            $  2,206
November 30, 2003                     ($13,315)               ($0.23)             ($3,002)

Our increasing quarterly loss over the past two years relates directly to the advancement of our two phase III clinical trials. The other significant factor impacting our quarterly losses are the changes in the U.S. dollar relative to the Canadian dollar over the past two years. Both of these factors are discussed in greater detail elsewhere in this document. The operations of our Company are not subject to any material seasonality or cyclicality factors.

Fourth Quarter

The increased loss in the fourth quarter of 2004, compared to the third quarter of 2004, is mainly driven by the increase in the value of the Canadian dollar relative to the U.S. dollar over this period. The impact of this exchange rate fluctuation was a loss of $8.8 million in the fourth quarter. Our research and development expenditures and our general and administrative expenditures for the fourth quarter were $20.3 million compared with $17.9 million in the third quarter. As mentioned above, we are holding U.S. dollars in anticipation of the significant U.S. dollar R&D expenses that we expect to incur with respect to supporting our ongoing clinical trials, and therefore this exchange rate fluctuation, although significant from an accounting point of view, does not impair our ability to pay our U.S. dollar denominated R&D expenses.

In addition to the foreign exchange loss, the increased loss in the fourth quarter is driven by the increased costs associated with the ACCLAIM and SIMPADICO phase III trials. The number of clinical sites initiated increased by 18% during the fourth quarter when compared to the third quarter. The number of patients enrolled increased by 64% during the fourth quarter when compared to the third quarter.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.


(28) Vasogen Inc. 2004 Annual Report (A development stage company)

On March 4, 2004, we completed a public offering for gross proceeds of $76.9 million (US$57.7 million), resulting in the issuance of 9.8 million common shares. During 2004, we received $1.3 million from the exercise of options and warrants, compared with $1.9 million in 2003, and $0.5 million in 2002. The total number of common shares outstanding at the end of 2004 increased to 72.3 million from 62.0 million at year-end 2003. The number of options and warrants outstanding at year-end is 4.5 million and could generate approximately $31 million if exercised.

As at January 17, 2005, we have 72,395,516 common shares outstanding; and have granted 3,398,099 options to purchase common shares, and 985,237 warrants to purchase common shares.

At November 30, 2004, our cashand marketable securities held to maturity totaled $73.0 million, compared with $60.1 million at the prior year-end. The increase is a result of the net proceeds received from the financing that was completed March 4, 2004, exceeding cash used in operations during the year. We invest our cash resources in liquid government and corporate debt instruments having a single "A" credit rating or greater.

We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our marketable securities. At November 30, 2004, we held directly or indirectly through forward currency contracts, U.S. dollar denominated securities in the amount of US$53.0 million (2003 - US$31.4 million, 2002 - US$3.6 million). We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investments, due to the relative short-term nature of the investments.

During the year, we entered into contracts to purchase Canadian dollars at specific times, totaling $49.9 million (US$37.5 million) and concurrently entered into forward contracts to purchase U.S. dollars at specific future dates. A portion, US$26.0 million of these forward contracts mature in December 2004 and the balance will mature in April 2005. The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments, however, these forward contracts enabled us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds will be used to cover U.S. expenditures associated with our phase III clinical trials. At November 30, 2004 the equivalent value of these forward contracts was $44.7 million, which, when compared to the amount due on maturity results in a $5.2 million unrealized foreign exchange loss.

Our net cash used in operating activities for the year ended November 30, 2004 was $55.8 million compared with $29.2 million for 2003 and $20.1 million for 2002. This increase is reflected in our increased expenditures on research and development activity. The reasons for these higher operating losses are detailed above. Changes in our working capital also have a significant impact on our cash used in operations. Our working capital is also affected by the increase in our accrued liabilities that is a result of certain expenses incurred in our ACCLAIM and SIMPADICO clinical trials that will not be paid out until certain trial milestones are reached, such as completion of recruitment or receipt of final study reports from clinical sites at the end of the trials. The increased cash used in operations for 2004 and 2003 primarily reflects our expanded clinical development programs and the larger infrastructure necessary to support these activities and expected growth.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in


              Vasogen Inc. 2004 Annual Report (A development stage company) (29)

MANAGEMENT'S DISCUSSION AND ANALYSIS

note 1 to the Consolidated Financial Statements. Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; and the income tax valuation allowance.

We expense research costs as they are incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. We have not capitalized any such development costs to date.

Effective December 1, 2002, we adopted part of the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". The recommendations require all stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2002, to be accounted for using the fair value based method. Subsequent amendments to
Section 3870 issued in December 2003 require the use of the fair value based method to account for all stock-based transactions with employees in the financial statements of the Company in its fiscal year beginning December 1, 2004. In 2003, we (a) maintained our current policy for employee stock-based compensation using the settlement method, and (b) changed our policy to record compensation costs for stock-based compensation issued on or after December 1, 2002 to non-employees at fair value.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based payments, which requires assumptions, including the average expected life and volatility of the Company's stock, to be made at the time of grant. The Company amortizes the fair value of the options over the expected service period which is reviewed for changes from period to period.

We periodically review the useful lives and the carrying values of our long-lived assets. We review for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the recent net losses and expected future losses, management is of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income assets or liabilities are recorded on the balance sheets.


(30) Vasogen Inc. 2004 Annual Report (A development stage company)

OFF-BALANCE SHEET ARRANGEMENTS

We have no debt, guarantees, off-balance sheet arrangements, capital lease obligations. Other long-term obligations are discussed below.

CONTRACTUAL OBLIGATIONS

Our contractual obligations are as follows:

                                                                  Less than 1       1 - 3       4 - 5    More than 5
Contractual Obligations (in millions of dollars)         Total           year       years       years          years
--------------------------------------------------------------------------------------------------------------------
Operating lease obligations                             $  3.5         $  0.7      $  1.4      $  1.3         $  0.1
--------------------------------------------------------------------------------------------------------------------

We have entered into Clinical Research Services Agreements with a number of Clinical Research Organizations ("CROs") to conduct the phase III clinical trials of our Celacade technology and our phase I clinical trial for VP025. The contracts with these CROs are payable over the terms of the trials and the timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. We are also liable for the payment of certain pass through costs. As part of phase III trials, we also enter into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. This "holdback" results in a significant accrual of trial-related expenses during the course of the study, as the expense is recognized for accounting purposes but the cash payment is not made until after the trial is completed.

We have granted royalties to arm's-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Strategic Alliance with Quest Diagnostics Incorporated in the United States

To develop a potential secondary point of care for integration of our Celacade technology, we have a strategic alliance with Quest Diagnostics in the United States on an exclusive basis. The purpose of this alliance is to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practices. The final terms of this alliance are expected to be established prior to our filing for FDA review. In connection with this strategic alliance, Quest Diagnostics made an equity investment in our common shares of US$7.5 million in 2001 at a price of C$8.49 per share, resulting in the issuance of 1,406,783 common shares. Quest Diagnostics also received warrants to acquire 625,237 common shares at an exercise price of C$12.73 per share. These warrants are exercisable on or before November 6, 2006. Quest Diagnostics owns 3,056,783, or approximately 4.2%, of our common shares. We intend to establish additional alliances, primarily to support marketing and sales of our products, in the United States, Canada, and elsewhere.


              Vasogen Inc. 2004 Annual Report (A development stage company) (31)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Clinical Trial Services Agreements with Quest Diagnostics

We have entered into clinical trial services agreements with Quest Diagnostics to provide central laboratory testing and related services in connection with the ACCLAIM and SIMPADICO trials. The agreements are on terms customary for agreements of this nature.

RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. Our business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical, biotechnology and medical device companies. There can be no assurance that our ongoing preclinical and clinical research activities will provide positive outcomes or that the results of our clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that we will be successful in obtaining necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that we will be successful in marketing and distributing our products, or achieve reimbursement from government or private health authorities. We have also not yet demonstrated the ability to manufacture a product commercially in large volumes.

The actual timeline for completion of our ACCLAIM clinical trial could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into this trial, which are contingent on the clinical sites participating in the study having both an appropriate patient population available and the necessary research capacity. An additional key risk factor associated with the timeline specific to the ACCLAIM trial is achieving the pre-defined number of events during a reasonable timeframe. Any delay in the completion of our ACCLAIM trial could cause the price of our common shares to decline.

We set goals for and make public statements regarding timing for the completion of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed as planned, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our


(32) Vasogen Inc. 2004 Annual Report (A development stage company) ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting our Company can be found in our Annual Information Form.

OUTLOOK

We expect that our total expenditures will continue to grow in 2005 and that we will continue to incur operating losses as a result of the clinical trial activity necessary to support regulatory approvals in the United States, Canada, and other jurisdictions. We also anticipate that general and administration expenses will continue to grow to provide the necessary infrastructure to support our clinical activity, as well as the development of infrastructure and processes necessary to support commercialization. We also believe that we have sufficient cash resources to support operations into 2006. We expect to further increase our cash resources during 2005 through additional corporate finance and/or strategic alliance activities. Over the long term, we expect that we will require additional financing to grow and expand our operations, and we plan to raise funds from time to time through either strategic partnering initiatives or from the capital markets, even if we do not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of our research and development programs; the extent and breadth of these programs; the results of preclinical studies and clinical trials; the cost, timing, and outcome of the regulatory approvals process; the establishment of marketing and sales or research and development collaborations; the cost of preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims; and competing technological and market developments.

We have been granted CE Mark regulatory approval for our Celacade medical device technology in Europe. This regulatory approval enables us to market this technology in the 25 member countries of the European Union - a strategy we plan to pursue upon the successful completion of our ongoing phase III trials. Assuming these trials are successful, we also plan to file for regulatory approval with the applicable regulatory authorities to market our products in the United States, Canada, and potentially other jurisdictions. To commercialize our products, we intend to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. We do not presently know of any factors that would indicate that a change in strategy is needed in the next year.

Additional information relating to us, including our Annual Information Form, is on SEDAR at www.sedar.com.

Certain statements contained in this discussion and analysis constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements. Forward-looking statements, particularly those concerning anticipated events relating to the development, the clinical trials, regulatory approval and marketing of our products and the timing or magnitude of those events, are inherently risky and uncertain. The factors discussed below and other considerations discussed in our annual information form could cause our actual results to differ significantly from those contained in any forward-looking statements.


              Vasogen Inc. 2004 Annual Report (A development stage company) (33)

CORPORATE GOVERNANCE

Vasogen Inc. (the "Company") is committed to the highest standards of corporate governance. The Company has adopted formal governance practices in accordance with and covering all aspects of the guidelines published by the Toronto Stock Exchange (the "TSX") and proposed National Policy 58-201 "Corporate Governance Guidelines". It is anticipated that the provisions of the proposed National Policy will, when adopted, replace the TSX guidelines. The TSX guidelines and the proposed National Policy deal with the responsibility of a board of directors and its various committees and the operation and governance of a corporation. They also cover the independence of the board from management, the ongoing monitoring of the board's and management's performance and compensation, the recruitment of new members to the board, the appointment and mandate of the board's committees, and measures for receiving shareholder feedback. The Company complies and intends to continue to comply with all requirements relating to corporate governance required by applicable Canadian regulatory authorities from time to time. The Company also believes that it is in compliance with the corporate governance requirements of the United States Securities and Exchange Commission ("SEC") and of the NASDAQ National Market established in connection with the Sarbanes-Oxley Act of 2002 as those requirements are currently applicable to the Company.

Vasogen's Board of Directors (the "Board") has adopted a formal mandate outlining its responsibilities. Codes of ethics for the Board and the Company's employees have also been implemented. The mandate and the codes of ethics may be viewed on the Company's website, www.vasogen.com.

Vasogen's Board consists of eight directors, six of whom are considered independent and unrelated directors. David G. Elsley, President and Chief Executive Officer ("CEO"), and Dr. Eldon R. Smith, Vice President, Scientific Affairs, are the only directors who are members of Management. William R. Grant, Chairman of the Board, is independent of Management; therefore, the offices of the Chairman and CEO are separate. The Board believes that the appropriate structures and procedures are in place to ensure that it can function independently of Management. The Board annually reviews the number of directors on the Board in order to establish an optimum number for effective decision making. The Board believes that it is able to operate effectively and considers its size to be appropriate at this time and its composition to represent the shareholders' interests.

The Board has the responsibility for the overall stewardship of the Company, including responsibility for the integrity of the Company's executive officers, the adoption of a strategic planning process and the approval, on an annual basis, of a strategic plan, risk assessment, succession planning, communications policy, the integrity of internal controls and management information systems, and developing the issuer's approach to corporate governance. The Board oversees the management of the business and affairs of the Company with a view to enhancing shareholder value. It also participates with Management in developing and approving the mission of the Company, its objectives, and its goals. The Board has the responsibility for the appointment and replacement of the CEO. It has constituted an independent Scientific Advisory Board, which advises Management and the Board on the direction of the Company's scientific, technical,


(34) Vasogen Inc. 2004 Annual Report (A development stage company) research, development, and marketing activities. The Board reviews and approves the Company's annual financial statements and supervises the Company's regulatory compliance. The Board has approved a Disclosure Policy for the Company, which, amongst other things, establishes a Disclosure Policy Committee responsible for overseeing the Company's disclosure practices.

The Board has established a Compensation, Nominating, and Corporate Governance Committee and an Audit Committee. Each committee consists of three unrelated and independent directors. The Board is of the opinion that it is capable of dealing with many issues at the Board level and that, at the present time, it only requires two committees of the Board.

The Audit Committee monitors the Company's financial activities, policies, and internal control procedures. In addition, the Audit Committee has established procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. The Audit Committee has adopted a charter that sets out its mandate and responsibilities. The charter can be viewed on the Company's website, together with the Audit Committee's procedure checklist. Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one financial expert. The Board has determined that Benoit La Salle, a member of Vasogen's audit committee, qualifies as a financial expert under such rules. In addition, the other members of the Audit Committee are considered financially literate.

The Compensation, Nominating, and Corporate Governance Committee reviews the compensation strategy and policies of the Company, including the performance and compensation of the CEO and senior executives. This committee also reviews the Company's approach to succession planning and governance issues, which includes a periodic review of the Company's corporate governance policies with reference to applicable legislation, rules, and guidelines. This committee identifies individuals qualified to become Board members and recommends the director nominees for the next annual meeting of shareholders.

The effectiveness of the Board and its committees, as well as the contribution of individual directors, are assessed on an ongoing basis by the Compensation, Nominating, and Corporate Governance Committee. New candidates for Board membership are actively sought, commensurate with growing corporate activities and changing requirements. Board members are encouraged to recommend new candidates. New recruits to the Board are provided with extensive background information with respect to Vasogen and meet with Management in order to discuss and be informed of the Company's affairs. The charter of the Compensation, Nominatin, and Governance Committee can be found on the Company's website.

For additional information regarding Vasogen's corporate governance practices, please refer to the Company's most recent Management Proxy Circular and its most recent Annual Information Form.


              Vasogen Inc. 2004 Annual Report (A development stage company) (35)

MANAGEMENT'S RESPONSIBILITY

The accompanying consolidated financial statements of Vasogen Inc. and other financial information contained in this annual report are the responsibility of Management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management's best estimates and judgments where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, Management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of internal control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures.

The Board of Directors is responsible for approving the annual financial statements and for ensuring that Management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee, which is composed of unrelated independent directors. The Audit Committee is responsible for the appointment and oversight of the external auditors. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with Management and the independent auditor, to review the interim and annual consolidated financial statements of the Company, and to recommend the annual financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG's report on the consolidated financial statements is presented herein.


/s/ Christopher J. Waddick
Christopher J. Waddick
Executive Vice President and Chief Financial Officer


/s/ David G. Elsley
David G. Elsley
President and Chief Executive Officer

January 7, 2005


(36) Vasogen Inc. 2004 Annual Report (A development stage company)

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Vasogen Inc. (a Development Stage Company) as at November 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2004 and for the period from December 1, 1987 to November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2004 and for the period from December 1, 1987 to November 30, 2004 in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
January 7, 2005


              Vasogen Inc. 2004 Annual Report (A development stage company) (37)

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)

                                                              November 30,         November 30,
                                                                     2004                 2003
----------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash                                                       $   5,336            $   4,476
     Marketable securities (note 2)                                67,651               52,354
     Clinical supplies                                              2,804                4,418
     Tax credits recoverable                                        1,596                1,383
     Prepaid expenses and deposits                                  1,850                1,021
----------------------------------------------------------------------------------------------
                                                                   79,237               63,652

Marketable securities (note 2)                                         --                3,255
Property and equipment (note 3)                                       967                  360
Acquired technology (note 4)                                          759                1,013
Deferred share issue costs                                             --                  503
----------------------------------------------------------------------------------------------
                                                                $  80,963            $  68,783
==============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                           $   8,120            $   3,831
     Accrued liabilities                                            7,168                2,487
     Accrued loss on forward exchange contracts (note 8)            5,220                   --
----------------------------------------------------------------------------------------------
                                                                   20,508                6,318

Shareholders' equity (note 5):
     Share capital:
         Authorized:
              Unlimited common shares, without par value
         Issued and outstanding:
              72,331,286 common shares (2003 - 62,022,306)        245,465              173,380
     Warrants                                                       1,456                1,456
     Options                                                        1,199                  744
     Deficit                                                     (187,665)            (113,115)
----------------------------------------------------------------------------------------------
                                                                   60,455               62,465

Commitments (notes 11 and 12)
----------------------------------------------------------------------------------------------
                                                                $  80,963            $  68,783
==============================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:


/s/ Benoit La Salle                     /s/ William R. Grant

Benoit La Salle                         William R. Grant
Director                                Director


(38) Vasogen Inc. 2004 Annual Report (A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(In thousands of Canadian dollars, except per share amounts)

                                                                                              Period from
                                                   Years ended November 30,              December 1, 1987
                                        --------------------------------------------      to  November 30,
                                              2004             2003             2002                 2004
---------------------------------------------------------------------------------------------------------
EXPENSES:

  Research and development (note 14)    $   51,794       $   21,730       $   12,675           $  122,725
  General and administration                15,852           10,250            7,542               61,592
  Foreign exchange loss                      8,288            1,111              267                9,608
---------------------------------------------------------------------------------------------------------

Loss before the undernoted                 (75,934)         (33,091)         (20,484)            (193,925)

Investment income                            1,384            1,143              977                7,770
---------------------------------------------------------------------------------------------------------

Loss for the period                        (74,550)         (31,948)         (19,507)            (186,155)

Deficit, beginning of period              (113,115)         (81,167)         (61,660)              (1,510)

---------------------------------------------------------------------------------------------------------
Deficit, end of period                  $ (187,665)      $ (113,115)      $  (81,167)          $ (187,665)
=========================================================================================================

Basic and diluted loss per
  common share (note 6)                 $    (1.07)      $    (0.57)      $    (0.40)
=========================================================================================================

See accompanying notes to consolidated financial statements.


              Vasogen Inc. 2004 Annual Report (A development stage company) (39)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)


                                                                                                   Period from
                                                           Years ended November 30,           December 1, 1987
                                              --------------------------------------------     to  November 30,
                                                    2004             2003             2002                2004
--------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

Operating activities:
     Loss for the period                      $  (74,550)      $  (31,948)      $  (19,507)         $ (186,155)
     Items not involving cash:
         Amortization of property
           and equipment and
           acquired technology                       463              393              377               4,286
         Stock-based compensation costs              455              431               --                 886
         Common shares issued
           for services                               --               --               --               2,449
         Foreign exchange loss                     8,278            1,186              228               9,584
         Other                                        --                4               --                 (35)
     Change in non-cash operating
       working capital (note 7(a))                 9,542              708           (1,235)              9,010
--------------------------------------------------------------------------------------------------------------
                                                 (55,812)         (29,226)         (20,137)           (159,975)

Financing activities:
     Shares issued for cash                       76,913           50,669           25,000             233,405
     Warrants exercised for cash                      --            1,347               --              16,941
     Options exercised for cash                    1,300              589              540               7,042
     Share issue costs                            (5,625)          (4,632)          (1,901)            (17,265)
     Issue of convertible debt, net                   --               --               --                 622
     Payable to related parties                       --               --               --                (234)
--------------------------------------------------------------------------------------------------------------
                                                  72,588           47,973           23,639             240,511

Investing activities:
     Increase in property and equipment             (816)            (192)             (87)             (1,903)
     Increase in acquired technology                  --               --               --              (1,283)
     Purchases of marketable securities          (74,872)         (49,151)         (24,201)           (221,767)
     Maturities of marketable securities          59,976           33,143           21,626             149,947
--------------------------------------------------------------------------------------------------------------
                                                 (15,712)         (16,200)          (2,662)            (75,006)

Foreign exchange loss on cash
   held in foreign currency                         (204)             (95)              (3)               (194)
--------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                860            2,452              837               5,336

Cash, beginning of period                          4,476            2,024            1,187                  --

--------------------------------------------------------------------------------------------------------------
Cash, end of period                           $    5,336       $    4,476       $    2,024          $    5,336
==============================================================================================================

Supplemental disclosure and supplemental cash flow information (note 7(b) and (c))

See accompanying notes to consolidated financial statements.


(40) Vasogen Inc. 2004 Annual Report (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to November 30, 2004.

The continuation of the Company's research and development activities and the commercialization of its Celacade(TM) medical device technology is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from strategic partners. The Company's current level of cash and short-term investments is sufficient to execute the Company's current planned expenditures for the next 12 months.

1. SIGNIFICANT ACCOUNTING POLICIES:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which, except as described in note 15, conform, in all material respects, with accounting principles generally accepted in the United States ("United States GAAP").

(a) Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Vasogen Ireland Limited (incorporated in 1998) and Vasogen Corp. (Delaware-incorporated in 2004). The functional currency of both subsidiaries is the Canadian dollar. All material intercompany balances and transactions have been eliminated.

(b) Cash and cash equivalents:

The Company considers unrestricted cash on hand, in banks, in term deposits and in commercial paper with original maturities of three months or less as cash and cash equivalents. The Company does not have any cash equivalents as at November 30, 2004 and 2003.

(c) Marketable securities:

Marketable securities are stated at amortized cost plus accrued interest. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis. All marketable securities are held to maturity.

(d) Concentration of credit risk:

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of marketable securities. The Company manages this credit risk by investing only in highly rated Canadian and U.S. corporations, trading on active markets and capable of prompt liquidation.

(e) Property and equipment:

Property and equipment are recorded at cost less any impairment losses recognized in accordance with note 1(g) and amortized on a straight-line basis over their estimated useful lives as follows:

--------------------------------------------------------------------------------
Testing equipment                                                        5 years
Computer and other equipment                                             5 years
Leasehold improvements                                        Over term of lease
--------------------------------------------------------------------------------

(f) Acquired technology:

Acquired technology, representing part of the Company's platform medical device technology, is stated at amortized cost less any impairment losses recognized in accordance with note 1(g). Amortization is provided on a straight-line basis over 20 years, representing the term of the acquired patent.


              Vasogen Inc. 2004 Annual Report (A development stage company) (41)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(g)   Impairment of long-lived assets:

The Company periodically reviews the useful lives and the carrying values of its long-lived assets. The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset (note 1(o)).

(h)   Research and development:

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization. The Company has not capitalized any such development costs to date. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit were $337,058 in 2004 (2003 - $200,000; 2002 - $297,663; from December 1, 1987 to November 30, 2004 - $1,969,721).

Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company's future research and clinical trials. These supplies are carried at the lower of cost on a first-in-first-out basis and net realizable value and are expensed as research and development expenses when shipped to outsourced research centres or clinical sites.

(i) Derivative financial instruments:

The Company is party to forward foreign exchange contracts in order to pursue its investment objectives without changing its foreign currency exposure. These financial instruments are measured at fair value, which is determined based on amounts quoted by the Company's banker to realize favourable contracts or to settle unfavourable contracts, taking into account foreign exchange rates and the duration of each contract. The unrealized gain or loss arising from changes in fair value of the forward exchange contracts is included in the determination of loss for the period as the instruments are not considered hedging instruments.

(j)   Translation of foreign currency:

The functional currency of the Company is the Canadian dollar. Accordingly, monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the determination of loss for the period.

(k)   Income taxes and investment tax credits:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes that substantive enactment date.

Future tax assets initially recognized are reduced by a valuation allowance. Management has provided a valuation allowance equivalent to the net future tax asset balances, given that the Company's activities are in the development


(42) Vasogen Inc. 2004 Annual Report (A development stage company) stage and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

The benefits of tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditures are made, provided there is reasonable assurance of recoverability. The tax credits reduce the cost of property and equipment or research costs, as applicable.

(l)   Stock-based compensation plans:

The Company accounts for its stock-based compensation plan, as described in note 5, using the settlement method for awards to employees, directors and officers. Under this method, no compensation expense is recognized when stock options or warrants are granted to employees, officers or directors. Any consideration paid on the exercise of stock options or warrants, or on purchase of stock, is credited to share capital.

The Company uses the fair value method of accounting for stock options granted to non-employees and recognizes the expense over the performance period (note 1(o)(iii)). Fair value is determined using the Black-Scholes option pricing model.

The Company has a deferred share units plan ("DSU"), as described in note 5. On the date of grant, the fair value of each DSU, being the fair market value of the Company's common shares at that date, will be recorded as a liability on the Company's balance sheet. The value of the DSU liability will be adjusted to reflect changes in the market value of the Company's common shares at each period end.

(m)   Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(n)   Measurement uncertainty:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

The Company has estimated the useful lives of all depreciable assets and the recoverability of property and equipment and acquired technology using estimates of future cash flows and other measures of fair values. Significant changes in the assumptions with respect to future business plans could result in impairment of property and equipment or acquired technology.

(o)   Changes in accounting policies:

(i) In December 2002, the Accounting Standards Board of The Canadian Institute of Chartered Accountants' ("CICA") issued Handbook Section 3063, "Impairment of Long-Lived Assets" ("Section 3063"). Section 3063 supersedes the write-down and disposal provisions of CICA 3061, "Property, plant and equipment". Under Section 3063, long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the asset (or asset group) is compared with


              Vasogen Inc. 2004 Annual Report (A development stage company) (43)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      its recoverable amount. The carrying amount of a long- lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The second step is carried out when the carrying amount of a long-lived asset is not recoverable, in which case, the fair value of the long-lived asset is compared with its carrying amount to measure the amount of the impairment loss, if any. When an impairment loss is recognized, it is recorded in the statement of operations. When quoted market prices are not available, the fair value of the long-lived assets is determined using the discounted estimated future cash flow method.

      The Company adopted Section 3063, effective December 1, 2002. In accordance with the requirements of Section 3063, this change in accounting policy has been applied prospectively and the amounts presented for prior periods have not been restated for this change. The adoption of
      Section 3063 had no impact on the Company's consolidated financial position or results of operations.

(ii)  Goodwill and other intangible assets:

      Effective December 1, 2002, the Company adopted prospectively, CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", which requires that goodwill and indefinite life intangible assets no longer be amortized but rather be tested for impairment at least annually and written down only when impaired. Intangible assets with definite useful lives are amortized over their useful lives. The adoption of Section 3062 had no impact on the Company's consolidated financial position or results of operations.

(iii) Stock-based compensation and other stock-based payments:

      Effective December 1, 2002, the Company adopted CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". The recommendations require all stock-based payments to non-employees, employee awards that are direct awards of stock that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2002, be accounted for using the fair value-based method.

      The Company (a) maintained its current policy described in note 1(l) of accounting for employee stock-based compensation using the settlement method, and (b) changed its policy to record compensation costs for stock-based compensation issued on or after December 1, 2002 to non-employees at fair value. Pro forma disclosures have been made in note 5.

(iv)  Guarantees:

      Effective December 1, 2002, the Company adopted CICA Accounting Guideline 14, "Disclosure of Guarantees" ("AcG-14"), that requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook 3290, "Contingencies". The Company has no material guarantees requiring disclosure.

(v)   Asset retirement obligations:

      Effective December 1, 2002, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations", which harmonize Canadian GAAP with SFAS No. 143, Accounting for Asset Retirement Obligations. This Section establishes standards for the recognition, measurement, and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This Section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its


(44) Vasogen Inc. 2004 Annual Report (A development stage company) acquisition, construction, development, or normal operation. The adoption of Section 3110 had no impact on the Company's consolidated financial position or results of operations.

(vi)  Generally accepted accounting principles:

      Effective December 1, 2003, the Company adopted CICA Handbook Section 1100, "Generally Accepted Accounting Principles". This Section establishes standards for financial reporting in accordance with Canadian GAAP and it describes what constitutes Canadian GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The adoption of Section 1100 had no material impact on the Company's consolidated financial position or results of operations.

(vii) Derivative instruments and hedging activities:

      Effective December 1, 2003, the Company adopted CICA Accounting Guideline 13 ("AcG-13"), Hedging Relationships, and the Emerging Issues Committee's ("EIC") Abstract, EIC-128, Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments. The new standards establish requirements related to the identification, designation, documentation and effectiveness of hedging relationships and the accounting for freestanding derivative financial instruments that do not qualify for hedge accounting under AcG-13. The standards have been applied on a prospective basis to all instruments existing on, or entered into, after December 1, 2003. Under the new guidance, hedge accounting is optional for derivative transactions that are effective in offsetting financial statements risks. Derivative financial instruments that are not subject to hedge accounting are recorded on the balance sheet at fair value. Adoption of the new standards had no impact on the Company's financial position or results of operations as at December 1, 2003. For the year ended November 30, 2004, the Company has recognized an unrealized foreign exchange loss on forward exchange contracts of $5,220,000 as a result of the adoption of EIC 128.

2.    MARKETABLE SECURITIES:

                                          Less than   Greater than
                                           one year       one year                             Yield to
2004                                     maturities     maturities           Total             maturity
-------------------------------------------------------------------------------------------------------
Corporate bonds, commercial
  paper and medium-term notes           $    67,651     $       --     $    67,651        1.50% - 2.65%

=======================================================================================================

                                          Less than   Greater than
                                           one year       one year                             Yield to
2003                                     maturities     maturities           Total             maturity
-------------------------------------------------------------------------------------------------------
Corporate bonds, commercial
  paper and medium-term notes           $    52,354     $    3,255     $    55,609        2.50% - 2.95%
=======================================================================================================

At November 30, 2004, $18,355,284 (2003 - nil) of marketable securities were held in U.S. dollar-denominated investments aggregating U.S. $15,479,241 (2003 - U.S. nil).

At November 30, 2004 and 2003, the carrying values of marketable securities approximated their quoted market values. Marketable securities held at November 30, 2004 have varying maturities from one to five months (2003 - one to thirteen months).


              Vasogen Inc. 2004 Annual Report (A development stage company) (45)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

3. PROPERTY AND EQUIPMENT:

                                                    Accumulated        Net book
2004                                    Cost       amortization           value
-------------------------------------------------------------------------------

Testing equipment                  $     852            $   454         $   398
Computer and other equipment             446                231             215
Leasehold improvements                   417                 63             354
-------------------------------------------------------------------------------

                                   $   1,715            $   748         $   967
===============================================================================

                                                    Accumulated        Net book
2003                                    Cost       amortization           value
-------------------------------------------------------------------------------

Testing equipment                  $     629            $   326         $   303
Computer and other equipment             217                174              43
Leasehold improvements                    53                 39              14
-------------------------------------------------------------------------------

                                   $     899            $   539         $   360
===============================================================================

In 2004, amortization expense amounted to $209,000 (2003 - $140,000; 2002 -
$124,000).

4. ACQUIRED TECHNOLOGY:

                                                            2004           2003
-------------------------------------------------------------------------------

Cost                                                    $  4,081        $ 4,081
Less accumulated amortization                              3,322          3,068
-------------------------------------------------------------------------------

Net book value                                          $    759        $ 1,013
===============================================================================

In 2004, amortization expense amounted to $254,000 (2003 - $253,000; 2002 -
$253,000).


(46) Vasogen Inc. 2004 Annual Report (A development stage company)

5. SHAREHOLDERS' EQUITY:

(a) Common shares:

Authorized: Unlimited common shares, without par value Issued:

                                                        Years ended November 30,                                        Period from
                               --------------------------------------------------------------------------       December 1, 1987 to
                                         2004                      2003                      2002                 November 30, 2004
                               ----------------------   ------------------------   ----------------------   -----------------------
                                  Number                   Number                     Number                   Number
                               of shares                of shares                  of shares                of shares
                                  (000's)      Amount      (000's)        Amount      (000's)      Amount      (000's)       Amount
-----------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period      62,022    $ 173,380      51,934      $ 126,673      46,364    $ 103,034       1,032     $   1,213
Issued for:
     Cash                          9,775       76,913       9,478         50,669       5,155       25,000      51,036       233,405
     Services                         --           --          --             --          --           --       1,571         2,449
     Technology                       --           --          --             --          --           --       1,913         2,799
     Warrants exercised               --           --         250          1,347          --           --      11,279        16,941
     Options exercised               534        1,300         360            589         415          540       4,892         7,042
     Debt conversion                  --           --          --             --          --           --         608           650
     Share issue costs                --       (6,128)         --         (5,898)         --       (1,901)         --       (19,034)

-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period            72,331    $ 245,465      62,022      $ 173,380      51,934    $ 126,673      72,331     $ 245,465
===================================================================================================================================

Common shares issued for services or acquired technology are recorded at the quoted market value of the shares at the respective issue date.

(b) Public offerings:

On March 4, 2004, the Company issued 9,775,000 common shares for gross proceeds of $76,912,564 (U.S. $57.7 million) (net proceeds of $70,785,018 after costs of issuance of $6,127,546).

In July 2003, the Company issued 9,477,986 common shares for gross proceeds of $50,669,313 (net proceeds of $46,540,313 after costs of issuance of $4,129,000, which excludes $1,769,000 for the fair value of warrants and options granted to the agent and other advisors as additional non-cash compensation).

In connection with the July 2003 offering of common shares, the Company granted 360,000 warrants and 77,500 options to the agent and other advisors. These warrants and options have been ascribed a fair value of $1,456,000 and $313,000, respectively, with the associated cost reflected as a cost of issuing the related common shares. Each warrant and option entitles the holder to purchase one common share at U.S. $4.69 per share until July 2, 2006. As of November 30, 2004, none of these warrants or options had been exercised.



              Vasogen Inc. 2004 Annual Report (A development stage company) (47)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

5. SHAREHOLDERS' EQUITY (CONTINUED):

In May 2002, the Company issued 5,154,700 common shares for gross proceeds of $25,000,295 (net proceeds of $23,098,694 after costs of issuance of $1,901,601). As additional compensation to the underwriters, the Company issued warrants to purchase up to 250,000 shares exercisable at $5.39 per common share until November 24, 2003. The above-mentioned warrants were exercised during the year ended November 30, 2003.

(c) Stock-based compensation plans:

In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan"). All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 2,000,000 common shares under the 2003 Employee Plan and 250,000 common shares under the 2003 Director Plan. Each option granted allows the holder to purchase one common share. Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to four years. The exercise price must not be less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option.

As at November 30, 2004, there were 660,121 (2003 - 1,496,366) options available for grant.

                                           2004                       2003                     2002
                                 ------------------------    ----------------------   -----------------------
                                                 Weighted                  Weighted                  Weighted
                                 Number of        average    Number of      average   Number of       average
                                   options       exercise      options     exercise     options      exercise
                                   (000's)          price       (000's)       price      (000's)        price
-------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year      3,245          $ 5.00        2,271       $ 4.68       2,037     $    4.37
Issued                                842            7.66        1,460         5.01         805          4.34
Exercised                            (534)           2.43         (360)        1.64        (415)         1.30
Expired or cancelled                  (35)           6.12         (126)        8.87        (156)         7.96

-------------------------------------------------------------------------------------------------------------
Outstanding, end of year            3,518            6.01        3,245         5.00       2,271          4.68
=============================================================================================================

Exercisable, end of year            1,831                        1,549                    1,510
=============================================================================================================

The table above includes 74,766 (2003 - 345,109) options granted to non-employees for a fair value of $379,380 (2003 - $743,740).


(48) Vasogen Inc. 2004 Annual Report (A development stage company)

The following table provides information on options outstanding and exercisable as of November 30, 2004:

                                       Options outstanding                    Options exercisable
                           ------------------------------------------     --------------------------
                                             Weighted        Weighted
                                              average         average                       Weighted
                                Number       exercise       remaining                        average
                           outstanding          price     contractual          Number       exercise
Exercise price                  (000's)        (000's)    life (years)    exercisable          price
----------------------------------------------------------------------------------------------------
$1.25 - $ 3.39                     436      $    2.86             2.8             213      $    2.87
$3.40 - $ 5.65                   1,429           4.71             5.7             601           4.57
$5.66 - $ 9.04                   1,160           7.30             3.2             827           7.20
$9.05 - $11.30                     493           9.55             3.1             190          10.10

----------------------------------------------------------------------------------------------------
                                 3,518           6.01                           1,831           6.13
====================================================================================================

For the year ended November 30, 2004, CICA Handbook Section 3870 does not require the recording of compensation cost at fair value for options issued to employees; it does require disclosure of pro forma net loss and loss per share information as if the Company had measured options issued to employees under the fair value method and recognized the fair value over the vesting period. This information is as follows:

                                                                          2004                2003
--------------------------------------------------------------------------------------------------
Loss for the year                                                 $    (74,550)       $    (31,948)
Pro forma compensation expense - employees                              (2,902)             (1,103)

--------------------------------------------------------------------------------------------------
Pro forma loss for the year                                       $    (77,452)       $    (33,051)
==================================================================================================

Pro forma loss per share: Basic and diluted                       $     (1.11)        $      (0.59)
==================================================================================================

The above pro forma disclosure excludes the effect of stock option awards granted before December 1, 2002.

The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:

                                                                        2004                 2003
-------------------------------------------------------------------------------------------------
Dividend yield                                                            --                   --
Weighted average risk-free interest rate                                3.89%                4.49%
Volatility factor of the expected market price of the
  Company's common shares                                               69.1%                  82%
Weighted average expected life of the employment options          4.60 years            4.4 years
==================================================================================================

The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2004 was $4.77 (2003 - $3.26).

The effect of applying CICA Handbook Section 3870 to calculate employee compensation costs may not be representative of the effects on pro forma net loss in future periods.


              Vasogen Inc. 2004 Annual Report (A development stage company) (49)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

5. SHAREHOLDERS' EQUITY (CONTINUED):

(d) Deferred share units:

Effective January 1, 2004, the Company established a plan to grant DSUs to its non-management directors and reserved a maximum of 250,000 common shares for issuance under the plan. Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

The Company recorded $189,000 in compensation expense relating to 26,270 DSUs granted in 2004 for services rendered during the year. Based upon the market value of the Company's common shares at November 30, 2004, the Company has accrued $148,690 related to these DSUs.

(e) Warrants:

As at November 30, 2004, the warrants which are outstanding and exercisable are as follows:

                                                                  2004                2003            2002
                                                                (000's)             (000's)         (000's)
----------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                                     985                 875             625
Issued                                                              --                 360             250
Exercised                                                           --                (250)             --

----------------------------------------------------------------------------------------------------------
Outstanding, end of year                                           985                 985             875
==========================================================================================================

Exercisable, end of year                                           985                 985             875
==========================================================================================================

Of the warrants outstanding at November 30, 2004, 360,000 are exercisable at a price of U.S. $4.69 per share and expire on July 2, 2006, and 625,237 are exercisable at a price of Cdn. $12.73 per share and expire on November 6, 2006.

6. LOSS PER SHARE:

The computations for basic and diluted loss per share are as follows:

                                                                   2004               2003            2002
----------------------------------------------------------------------------------------------------------
Loss for the year                                          $    (74,550)      $    (31,948)      $ (19,507)
==========================================================================================================

Weighted average number of common shares
  outstanding (000's): Basic and diluted                         69,600             55,987          49,231
==========================================================================================================

Loss per common share: Basic and diluted                   $      (1.07)      $      (0.57)      $   (0.40)
==========================================================================================================

The options and warrants to purchase common shares were not included in the calculation of diluted loss per share because the Company has a loss for the period and to do so would have been anti-dilutive.


(50) Vasogen Inc. 2004 Annual Report (A development stage company)

7. CONSOLIDATED STATEMENTS OF CASH FLOWS:

(a) Change in non-cash operating working capital:

                                                                                                Period from
                                                                                                 December 1,
                                                       Years ended November 30,                     1987 to
                                           --------------------------------------------         November 30,
                                                 2004             2003             2002                2004
-----------------------------------------------------------------------------------------------------------
Clinical supplies                          $    1,614       $   (1,773)      $     (813)         $   (2,804)
Tax credits recoverable                          (213)              (4)            (120)             (1,596)
Prepaid expenses and deposits                    (829)            (503)            (237)             (1,817)
Accounts payable and accrued liabilities        8,970            2,988              (65)             15,227
-----------------------------------------------------------------------------------------------------------

                                           $    9,542       $      708       $   (1,235)         $    9,010
===========================================================================================================

(b) Supplemental disclosures:

                                                                                                Period from
                                                                                                 December 1,
                                                       Years ended November 30,                     1987 to
                                           --------------------------------------------         November 30,
                                                 2004             2003             2002                2004
-----------------------------------------------------------------------------------------------------------
Non-cash financing activities:
   Warrants and options issued
     as share issuance costs               $       --       $    1,769       $       --          $    1,769
   Shares issued for services                      --               --               --               2,449
   Debt conversion                                 --               --               --                (650)
   Shares issued on debt conversion                --               --               --                 650
   Shares issued for technology                    --               --               --               2,799
   Deferred share issue costs                     503               --               --                 503

-----------------------------------------------------------------------------------------------------------
                                           $      503       $    1,769       $       --          $    7,520
===========================================================================================================

Non-cash investing activities:
   Technology acquired for shares issued   $       --       $       --       $       --          $   (2,799)
===========================================================================================================

(c) Supplemental cash flow information:

The interest received in 2004 was $1,731,000 (2003 - $1,052,000; 2002 -
$1,351,000; from December 1, 1987 to November 30, 2004 - $7,934,000). No interest or income taxes were paid in any of the periods presented.


              Vasogen Inc. 2004 Annual Report (A development stage company) (51)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

8. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying values of cash, prepaid expenses and deposits, marketable securities, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments.

The Company entered into forward exchange contracts to sell $49,871,005 to acquire U.S. $37,500,000 in December 2004 and April 2005. The fair value of the forward contracts, as at November 30, 2004, is a liability of $5,220,000.

9. INCOME TAXES:

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes. The sources and tax effects of the differences are as follows:

                                                           2004            2003
-------------------------------------------------------------------------------

Basic rate applied to loss before
  provision of income taxes                            $(26,927)       $(11,747)
Adjustments resulting from:
    Foreign losses affected at lower rates               15,034           7,446
    Permanent differences                                   276            (784)
    Change in valuation allowance                        11,417           5,085
    Other                                                   200              --

-------------------------------------------------------------------------------
                                                       $     --        $     --
===============================================================================

The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30 are presented below:

                                                        2004               2003
-------------------------------------------------------------------------------

Future tax assets:
  Non-capital losses                                $ 20,907           $ 12,672
  Other, including net
    capital losses                                     1,727                 --
  Deductible share issue costs                         3,332              2,411
  Excess of tax value of capital
    assets over book value                                87                 33
  SR&ED expenditure pool, net
    of refundable tax credits                          3,765              3,285
-------------------------------------------------------------------------------
                                                      29,818             18,401

Valuation allowance                                  (29,818)           (18,401)

-------------------------------------------------------------------------------
Net future tax asset                                $     --           $     --
===============================================================================

The Company's subsidiary, Vasogen Ireland Limited, also has losses of approximately $164,525,000 (2003 - $101,379,000) included in the consolidated non-capital losses available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

The Company's other subsidiary, Vasogen Corp., also has losses of approximately $854,000 included in the consolidated non-capital losses, which begin to expire in 2024.


(52) Vasogen Inc. 2004 Annual Report (A development stage company)

The Company also has approximately $565,000 of net capital losses available to reduce future year's taxable capital gains. These net capital losses are available for carryforward indefinitely.

Under the Income Tax Act (Canada), certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

The balance of the SR&ED expenditure pool, at November 30, 2004, is approximately $12,526,000 (2003 - $9,785,000).

The Company also has $12,786,000 of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. The eligibility of the Company for provincial research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

-------------------------------------------------------------------------------
2006                                                                  $      74
2007                                                                         95
2008                                                                        222
2009                                                                        438
2010                                                                        605
2011                                                                        951
2012                                                                      1,096
2013                                                                      4,146
2014                                                                      5,159

-------------------------------------------------------------------------------
                                                                      $  12,786
===============================================================================

10. SEGMENT INFORMATION:

The Company operates in one business segment: the development of treatments and related products addressing chronic inflammatory disease. The primary property and equipment are located in Canada and the acquired technology is located in Ireland.

11. ROYALTY COMMITMENTS:

The Company agreed to pay royalties to arm's-length third parties based on gross amounts receivable by the Company from future commercial sales of its products, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's Celacade technology to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

12. COMMITMENTS:

Under the terms of operating lease agreements for its operating facilities, the Company is committed to make payments as follows for the years ending November 30:

-------------------------------------------------------------------------------
2005                                                                  $     696
2006                                                                        700
2007                                                                        727
2008                                                                        714
2009                                                                        581
2010                                                                         98
-------------------------------------------------------------------------------
                                                                      $   3,516
===============================================================================

Rent expense under operating leases, for the year ended November 30, 2004, amounted to $640,000 (2003 - $386,000; 2002 - $370,000).

13. RELATED PARTY TRANSACTIONS:

(a) Strategic alliance:

During the year ended November 30, 2001, the Company entered into a strategic alliance with Quest Diagnostics, a third party, regarding the establishment of an outpatient services delivery model to support the commercial development of its Celacade technology in the United States on an exclusive basis. The terms of the strategic alliance with Quest Diagnostics are to be finalized prior to the Company filing for FDA approval for its Celacade


              Vasogen Inc. 2004 Annual Report (A development stage company) (53)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

13. RELATED PARTY TRANSACTIONS (CONTINUED):

technology. The Company remains free to pursue marketing arrangements with other parties to augment its relationship with Quest Diagnostics. As part of the agreement, Quest Diagnostics made a Cdn. $11.9 million (U.S. $7.5 million) investment in the Company and received 1,406,783 shares. Quest Diagnostics also received 625,237 warrants at an exercise price of $12.73, expiring in November 2006. The fair value of the warrants on the day of grant was negligible.

(b) Transactions with Quest Diagnostics:

During the year ended November 30, 2004, Quest Diagnostics provided central laboratory testing and related services to the Company under the terms of a Clinical Trial Services agreement. The cost of these services, aggregating $455,349 (2003 - $73,738; 2002 - nil; December 1, 1987 to November 20, 2004 -
$529,087) was charged to research and development expense. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties. At November 30, 2004, the Company owed Quest Diagnostics $92,270 (2003 - nil) for such fees, which is included in accounts payable.

14. RESEARCH AND DEVELOPMENT PROJECTS:

The Company has undertaken the following significant research and development projects:

(a) Platform Technology:

The Company is focused on the research and development of treatments targeting the chronic inflammation underlying cardiovascular, neurological and other chronic inflammatory diseases. The purpose of this project is to advance the development of these treatments and the associated product technology, enhance the value of the intellectual property, identify new approaches to treatment and new disease indications for clinical development, and, when deemed appropriate, initiate research in these indications.

(b) Celacade Technology - Cardiovascular disease:

The Company's Celacade technology is being developed to target the chronic inflammation associated with cardiovascular disease. The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease. The Company's Celacade technology is currently in two pivotal phase III clinical trials. The 2,000-patient ACCLAIM trial is designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. The 500-patient SIMPADICO trial is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease.

(c) Celacade Technology - Autoimmune disease:

The Company has completed preclinical and early-stage clinical studies with its Celacade technology in autoimmune disease. Although autoimmune diseases may be candidates for future clinical development, the Company is currently not focusing any significant resources in this area.

(d) VP025 - Neuro-inflammatory disease:

The Company is also developing a new class of drugs, designed to interact with immune cells, leading to the


(54) Vasogen Inc. 2004 Annual Report (A development stage company) modulation of cytokines - potent chemical messengers that regulate and control inflammation. VP025, the lead product candidate from this new class of drugs, is in development for the treatment of neurodegenerative disorders, including Parkinson's disease and Alzheimer's disease.

The following table outlines research and development costs expensed for the Company's significant research and development projects:

                                                                                         Period from
                                                                                          December 1,
                                                     Years ended November 30,                1987 to
                                              ------------------------------------       November 30,
                                                  2004          2003          2002              2004
----------------------------------------------------------------------------------------------------
Research and development costs expensed:
    Platform technology                       $  2,881      $  2,270      $  4,688          $ 36,556
    Cardiovascular program                      45,162        17,930         7,523            76,371
    Autoimmune program                              --            48           464             4,565
    VP025                                        3,751         1,482            --             5,233

----------------------------------------------------------------------------------------------------
Total research and development
  costs expensed                              $ 51,794      $ 21,730      $ 12,675          $122,725
====================================================================================================

Acquired technology: Celacade platform        $     --      $     --      $     --          $  4,081
====================================================================================================


              Vasogen Inc. 2004 Annual Report (A development stage company) (55)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

15. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from United States GAAP. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements:

(a) Consolidated statements of operations and deficit:

                                                                                          Period from
                                                                                           December 1,
                                                                                              1987 to
                                                       Years ended November 30,           November 30,
                                                 2004            2003            2002            2004
-----------------------------------------------------------------------------------------------------
Loss per Canadian GAAP                      $ (74,550)      $ (31,948)      $ (19,507)      $(186,155)
Technology costs (15(b)(i))                        --              --              --          (4,081)
Technology amortization (15(b)(i))                254             253             253           3,322
Non-employee stock options (15(b)(ii))           (137)           (214)           (559)         (3,317)
Performance based options (15(b)(iii))            164            (473)             --            (309)
Warrants issued to acquire
   technology (15(b)(iv))                          --              --              --             (61)

-----------------------------------------------------------------------------------------------------
Loss and comprehensive
   loss per United States GAAP              $ (74,269)      $ (32,382)      $ (19,813)      $(190,601)
=====================================================================================================

Basic and diluted loss per share per
   United States GAAP                                       $   (1.07)      $   (0.58)      $   (0.40)
=====================================================================================================

(b) Consolidated balance sheets:

                                                       2004                            2003
                                            -------------------------       -------------------------
                                                               United                          United
                                               Canada          States          Canada          States
-----------------------------------------------------------------------------------------------------
Acquired technology, net (i)                $     759       $      --       $   1,013       $      --
Share capital, warrants
   and options (ii), (iv)                     248,120         251,807         175,580         179,294
Deficit, end of year
   (i), (ii), (iii), (iv)                    (187,665)       (192,111)       (113,115)       (117,842)
Deficit accumulated during development
   stage (i), (ii), (iii), (iv)              (186,155)       (190,601)       (111,605)       (116,332)
=====================================================================================================


(56) Vasogen Inc. 2004 Annual Report (A development stage company)

15.   DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND

(i) Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses exist. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would have been reversed.

(ii) Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), Accounting for Stock-based Compensation, requires recognition of compensation costs at fair value for stock options and warrants issued after December 15, 1995, to non-employees, such as members of the Scientific Advisory Board, and other consultants and advisors. The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out in note 15(e).

      Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at fair value.

(iii) Under Canadian GAAP, the Company accounts for employee stock-based compensation under the settlement method. Under United States GAAP, the Company has elected under SFAS No. 123, Accounting for Stock-based Compensation, to continue to apply the provisions of Accounting Principles Board Opinion 25 ("APB 25") to its accounting for stock compensation to employees using the intrinsic value method. However, the Company has granted performance-based options to employees. In accordance with United States GAAP, these options are being accounted for using variable plan accounting. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period.

(iv) In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

(c)   Consolidated statements of cash flows:

Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 15(b). Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 15(b)(i)).

(d) Income taxes:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit are set out in note 1(h).


              Vasogen Inc. 2004 Annual Report (A development stage company) (57)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

15. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

(e)   Pro forma information:

While SFAS No. 123 does not require the recognition of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and income per share information as if the Company had measured options issued to employees under the fair value method and recognized that fair value over the vesting period.

The fair value of the employee and non-employee stock-based compensation has been estimated at the date of grant using the Black-Scholes option pricing model under the assumptions listed below:

                                              2004            2003            2002            2001
-------------------------------------------------------------------------------------------------------
Dividend yield                                      --              --              --              --
Weighted average risk-free interest rate          3.89%           4.49%           4.26%           5.11%
Volatility factor of the expectedmarket
   price of the Company's common shares           69.1%             82%             81%             86%
Weighted average expected life of
   the employment options                     4.6 years       4.4 years         4 years         4 years
=======================================================================================================

The resulting weighted average grant-date fair value of the employee and non-employee stock-based compensation issued in 2004 was $4.77 (2003 - $3.26; 2002 - $2.77).

                                                              2004               2003            2002
-----------------------------------------------------------------------------------------------------
Loss for the year - United States GAAP               $    (74,269)       $    (32,382)    $   (19,813)
Compensation cost - employees                              (3,391)             (1,636)         (1,027)
Compensation expense (15(b)(iii))                            (164)                473              --

-----------------------------------------------------------------------------------------------------
Pro forma loss for the year -
   United States GAAP                                $    (77,824)       $    (33,545)    $   (20,840)
=====================================================================================================

Pro forma basic and diluted loss
   per share - United States GAAP                    $      (1.12)       $     (0.60)     $     (0.42)
=====================================================================================================

The effects of applying SFAS No. 123 to calculate compensation cost may not be representative of the effects on pro forma loss in future periods.


(58) Vasogen Inc. 2004 Annual Report (A development stage company)

15. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

(f)   Changes in accounting policies:

(i)   Consolidation of variable interest entities:

      In December 2003, FASB issued interpretation No. 46R ("FIN 46R"), Consolidation of Variable Interest Entities, that replaced FIN 46 that had been issued in January 2003. FIN 46R provides guidance on the identification of variable interest entities ("VIEs"), for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate the VIEs. This interpretation applies to financial statements of public entities that have interests in VIEs or potential VIEs commonly referred to as special purpose entities for periods ending after December 15, 2003. FIN 46R applies to all public entities for all other types of VIEs in financial statements for periods ending after March 15, 2004. Adoption of the new standard had no impact on the Company's consolidated financial position or results of operations.

(ii)  Derivative instruments and hedging activities:

      In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on "Derivative Instruments and Hedging Activities", which amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities", to clarify under what circumstances a contract with an initial net investment meets the characteristics of a derivative, to clarify when a derivative contains a financing component, to amend the definition of an underlying to conform it to the language in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and to amend certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and is to be applied prospectively. Implementation of SFAS No. 149 had no impact on the Company's financial position or results of operations.

(iii) Accounting for certain financial instruments with characteristics of both liabilities and equity:

      In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable, as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective beginning in the Company's second quarter of 2004. The adoption of this statement had no impact on the Company's consolidated financial position or results of operations.


              Vasogen Inc. 2004 Annual Report (A development stage company) (59)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

15. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

(g) Consolidated statement of shareholders' equity for the period from December 1, 1987 to November 30, 2004:

                                                       Common
                                      Number of        shares
                                      of shares       average
                                         (000's)  share price        Amount        Options     Warrants      Deficit         Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 1, 1987                 1,032                     $ 1,213      $      --      $    --      $(1,510)      $  (297)
Shares issued for cash                      138          0.03           195             --           --           --           195
Shares issued for services                    5          0.07            17             --           --           --            17
Shares issued to acquire a license        1,571          0.03         2,375             --           --           --         2,375
Deficit                                      --                          --             --           --         (755)         (755)
----------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 1988                2,746                       3,800             --           --       (2,265)        1,535
Deficit                                      --                                         --           --         (601)         (601)
----------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 1989                2,746                       3,800             --           --       (2,866)          934
Shares issued for cash                      251          0.09         1,061             --           --           --         1,061
Options exercised for services               50          0.04           105             --           --           --           105
Shares issued for services                   11          0.09            45             --           --           --            45
Debt conversion                             179          0.02           200             --           --           --           200
Deficit                                      --                          --             --           --         (725)         (725)
----------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 1990                3,237                       5,211             --           --       (3,591)        1,620
Shares issued for cash                      683          0.03           909             --           --           --           909
Options exercised for services               14          0.04            30             --           --           --            30
Shares issued for services                   90          0.04           168             --           --           --           168
Shares issued to acquire a license           71          0.03           100             --           --           --           100
Deficit                                      --                          --             --           --         (593)         (593)
----------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 1991                4,095                       6,418             --           --       (4,184)        2,234


(60) Vasogen Inc. 2004 Annual Report (A development stage company)

15. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

                                                      Common
                                  Number of           shares
                                  of shares          average
                                    (000's)      share price      Amount        Options      Warrants     Deficit        Total
------------------------------------------------------------------------------------------------------------------------------
Shares issued for cash                   14             0.06          44             --            --          --           44
Options exercised for services          134             0.04         239             --            --          --          239
Shares issued for services               77             0.05         202             --            --          --          202
Debt conversion                         429             0.02         450             --            --          --          450
Deficit                                  --                           --             --            --        (975)        (975)
------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 1992            4,749                        7,353             --            --      (5,159)       2,194
Shares issued for cash                   71             2.10         150             --            --          --          150
Warrants exercised for services         119             1.71         203             --            --          --          203
Options exercised for services           46             2.10          96             --            --          --           96
Shares issued for services               96             2.10         202             --            --          --          202
Deficit                                  --                           --             --            --        (752)        (752)
------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 1993            5,081                        8,004             --            --      (5,911)       2,093
Shares issued for cash                  774             1.30       1,006             --            --          --        1,006
Share issue costs                        --               --        (192)            --            --          --         (192)
Warrants exercised for services         142             1.75         247             --            --          --          247
Options exercised for services           29             1.54          44             --            --          --           44
Shares issued for services               29             2.10          60             --            --          --           60
Deficit                                  --                           --             --            --        (996)        (996)
------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 1994            6,055                        9,169             --            --      (6,907)       2,262


              Vasogen Inc. 2004 Annual Report (A development stage company) (61)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

15. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

                                                       Common
                                     Number of         shares
                                     of shares        average
                                       (000's)    share price       Amount         Options     Warrants       Deficit         Total
-----------------------------------------------------------------------------------------------------------------------------------
Shares issued for cash                  3,460            1.00        3,460              --           --            --         3,460
Share issue costs                          --              --         (294)             --           --            --          (294)
Warrants exercised for services           185            0.50           93              --           --            --            93
Options exercised for services            120            0.50           60              --           --            --            60
Shares issued for services                236            1.04          246              --           --            --           246
Deficit                                    --                           --              --           --        (2,323)       (2,323)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 1995             10,056                       12,734              --           --        (9,230)        3,504
Shares issued for cash                  3,557            1.10        3,913              --           --            --         3,913
Share issue costs                          --              --         (962)             --           --            --          (962)
Warrants exercised for services         3,397            1.34        4,539              --           --            --         4,539
Options exercised for services            394            0.62          245              --           --            --           245
Shares issued for services                632            1.18          748              --           --            --           748
Shares issued to acquire license          270            1.20          324              --           --            --           324
Deficit                                    --                           --              --           --        (4,862)       (4,862)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 1996             18,306                       21,541              --           --       (14,092)        7,449
Shares issued for cash                  3,064            2.49        7,625              --           --            --         7,625
Share issue costs                          --              --         (312)             --           --            --          (312)
Warrants exercised for services         1,352            1.20        1,621              --           --            --         1,621
Options exercised for services            494            0.98          482              --           --            --           482
Shares issued for services                115            1.87          215              --           --            --           215
Deficit                                    --                           --              --           --        (7,991)       (7,991)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 1997             23,331                       31,172              --           --       (22,083)        9,089


(62) Vasogen Inc. 2004 Annual Report (A development stage company)

15. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

                                                     Common
                                   Number of         shares
                                   of shares        average
                                     (000's)    share price       Amount      Options     Warrants       Deficit         Total
------------------------------------------------------------------------------------------------------------------------------
Shares issued for cash                 2,882           1.75        5,043           --           --            --         5,043
Share issue costs                         --             --         (479)          --           --            --          (479)
Warrants exercised for services          228           1.11          253           --           --            --           253
Options exercised for services           100           0.95           95           --           --            --            95
Shares issued for services                33           1.67           55           --           --            --            55
Deficit                                   --                          --           --           --        (7,312)       (7,312)
------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 1998            26,574                      36,139           --           --       (29,395)        6,744
Shares issued for cash                 6,590           1.49        9,825           --           --            --         9,825
Share issue costs                         --             --         (934)          --           --            --          (934)
Warrants exercised for services        1,627           1.07        1,739           --           --            --         1,739
Options exercised for services           594           1.22          724           --           --            --           724
Shares issued for services               207           1.25          259           --           --            --           259
Deficit                                   --                          --           --           --        (7,915)       (7,915)
------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 1999            35,592                      47,752           --           --       (37,310)       10,442
Shares issued for cash                 3,738           9.54       35,650           --           --            --        35,650
Share issue costs                         --             --       (1,812)          --           --            --        (1,812)
Warrants exercised for services        3,979           1.73        6,898           --           --            --         6,898
Options exercised for services         1,393           1.48        2,064           --           --            --         2,064
Shares issued for services                40           5.83          233           --           --            --           233
Deficit                                   --                          --           --           --        (9,961)       (9,961)
------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 2000            44,742                      90,785           --           --       (47,271)       43,514


              Vasogen Inc. 2004 Annual Report (A development stage company) (63)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2004, 2003, 2002 and period from December 1, 1987 to November 30, 2004

15. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

                                                           Common
                                        Number of          shares
                                        of shares         average
                                           (000's)    share price       Amount      Options     Warrants       Deficit        Total
-----------------------------------------------------------------------------------------------------------------------------------
Shares issued for cash                      1,406            8.49       11,941           --           --            --       11,941
Share issue costs                              --              --         (121)          --           --            --         (121)
Options exercised for services                216            1.99          429           --           --            --          429
Deficit                                        --                           --           --           --       (14,389)     (14,389)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 2001                 46,364                      103,034           --           --       (61,660)      41,374
Shares issued for cash                      5,155            4.85       25,000           --           --            --       25,000
Share issue costs                              --              --       (1,901)          --           --            --       (1,901)
Options exercised for services                415            1.30          540           --           --            --          540
Deficit                                        --                           --           --           --       (19,507)     (19,507)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 2002                 51,934                      126,673           --           --       (81,167)      45,506
Shares issued for cash                      9,478            5.35       50,669           --           --            --       50,669
Share issue costs                              --              --       (5,898)          --           --            --       (5,898)
Warrants exercised for services               250            5.39        1,347           --           --            --        1,347
Options exercised for services                360            1.64          589           --           --            --          589
Fair value of stock options and
   warrants issued to consultants              --                           --          744        1,456            --        2,200
Deficit                                        --                           --           --           --       (31,948)     (31,948)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 2003                 62,022                      173,380          744        1,456      (113,115)      62,465
Shares issued for cash                      9,775            7.87       76,913           --           --            --       76,913
Share issue costs                              --              --       (6,128)          --           --            --       (6,128)
Options exercised for services                534            2.43        1,300           --           --            --        1,300
Fair value of stock options issued
   to consultants                              --                           --          455           --            --          455
Deficit                                        --                           --           --           --       (74,550)     (74,550)

-----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2004                 72,331                    $ 245,465    $   1,199    $   1,456     $(187,665)   $  60,455
===================================================================================================================================


(64) Vasogen Inc. 2004 Annual Report (A development stage company)

16.   RECENT ACCOUNTING PRONOUNCEMENTS:

(a)   Canadian GAAP:

(i)   Consolidation of variable interest entities (revised):

      In September 2004, the CICA released revised Accounting Guideline 15R ("AcG-15R"). AcG-15R is now substantially consistent with FASB Interpretation No. 46 (revised). AcG-15R is effective for annual and interim periods beginning on or after November 1, 2004. The Company does not expect the adoption of AcG-15R to impact its consolidated financial position and results of operations.

(ii)  Stock-based compensation and other stock-based payments:

      In September 2003, the CICA revised the transitional provisions of Handbook Section 3870 to provide the same alternative methods of transition as is provided in the U.S. for voluntary adoption of the fair value-based method of accounting. These provisions permit retroactive application of the recognition provisions to awards not previously accounted for at fair value either with or without restatement of prior periods.

      The AcSB has also amended the standards to require that all transactions, whereby goods and services are received in exchange for stock-based compensation and other payments, results in expenses that should be recognized in financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The standards require that share-based transactions should be measured on a fair value basis. The Company will adopt this standard retroactively without restatement effective December 1, 2004 and expects the impact of adopting the standard to approximate the pro forma amounts disclosed in note 5.

(b)   United States GAAP:

(i)   Accounting for stock-based compensation:

      In December 2004, the FASB revised SFAS 123 to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for a type of valuation model. The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured. The revised statement is effective for interim or annual periods beginning after June 15, 2005 and is effective for the Company's fourth quarter of fiscal 2005. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

(ii)  Accounting for non-monetary transactions:

      In December 2004, the FASB issued SFAS 153 that amends APB Opinion 29. The new standard requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or loss, if the transactions meet a commercial substance criterion and fair value is determinable. The amendment will be effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

17.   COMPARATIVE FIGURES:

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2004.


              Vasogen Inc. 2004 Annual Report (A development stage company) (65)

BOARD OF DIRECTORS:

William R. Grant, Chairman

Mr. Grant is Chairman and Co-founder of Galen Associates in New York. He has more than 40 years of experience in the investment banking and healthcare fields. Mr. Grant formerly served as President and Vice Chairman of Smith Barney, President and Chairman of MacKay-Shields Financial Corporation, and Director and Vice Chairman of SmithKline Beecham.

Andre Berard

Mr. Berard has spent over four decades with the National Bank of Canada. Formerly Chief Executive Officer and Chairman of the Board, he now serves as a Corporate Director. He is an Officer of the Order of Canada and has received two honorary doctorates from leading Canadian universities.

David G. Elsley, MBA

Mr. Elsley is President and CEO of Vasogen. Over the past thirteen years, he has been responsible for the scientific, clinical, and commercial development of Vasogen's immune modulation therapies. Mr. Elsley holds a Master of Business Administration from the Richard Ivey School of Business, University of Western Ontario.

Terrance H. Gregg

Mr. Gregg currently serves as an advisor to the healthcare industry. In 2002 he retired as President of Medtronic MiniMed, a world leader in diabetes management systems. He became President and Chief Operating Officer of MiniMed, Inc. in 1996 and was instrumental in Medtronic's US$3.4 billion acquisition of MiniMed in 2001. He also served in executive positions with Smith & Nephew and Allergan Inc.

Benoit La Salle, CA

Mr. La Salle is Chairman and CEO of SEMAFO Inc. and a chartered accountant with extensive experience in international taxation. Mr. La Salle is a member of the Quebec Order of Chartered Accountants, the Canadian Institute of Chartered Accountants, and the Order of Chartered Administrators of Quebec. He founded Grou La Salle & Associes, Chartered Accountants, in 1980.

Surya N. Mohapatra, PhD

Dr. Mohapatra is CEO and Chairman of the Board of Quest Diagnostics Incorporated, the leading provider of diagnostic testing, information, and services in the United States. Prior to joining Quest Diagnostics, he was Senior Vice President and a member of the Executive Committee of Picker International, a manufacturer of advanced medical imaging technologies, now part of Philips Medical System.

Eldon R. Smith, MD, FRCP(C), FACC, FAHA, FIACS

Dr. Smith is Vice President, Scientific Affairs, of Vasogen. He is Professor Emeritus at the University of Calgary, Alberta, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology. Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.

John C. Villforth

Rear Admiral Villforth is past-President and Executive Director of the Food and Drug Law Institute and the former Director of the FDA Center for Devices and Radiological Health. He has almost three decades of experience as a commissioned officer in the U.S. Public Health Service in the Department of Health and Human Services. Mr. Villforth retired from the public service sector with the rank of Assistant Surgeon General (Rear Admiral).


(66) Vasogen Inc. 2004 Annual Report

SCIENTIFIC ADVISORY BOARD

Robert Roberts, MD, FRCP(C), FACC, Chairman

Dr. Roberts is the President and CEO of the University of Ottawa Heart Institute, one of Canada's leading centers in cardiovascular medicine. Dr. Roberts was formerly Chief of Cardiology, Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine. He is the recipient of the American College of Cardiology's Distinguished Scientist Award. Dr. Roberts is well recognized for his role as a principal investigator in pivotal studies related to the introduction of new diagnostic technologies and therapies for heart disease.

Stanley H. Appel, MD

Dr. Appel is Chief and Professor of the Department of Neurology, Director of the Vicki Appel MDA/ALS Research and Clinical Center, and the former Director of the Alzheimer's Disease Research Center at Baylor College of Medicine. He is recognized as a leading expert on degenerative neurological diseases.

Valentin Fuster, MD, PhD

Dr. Fuster is the director of the Zena and Michael A. Wiener Cardiovascular Institute, the Marie-Josee and Henry R. Kravis Center for Cardiovascular Health, and the Richard Gorlin, MD/Heart Research Foundation Professor at Mount Sinai School of Medicine. He is recognized as a leading expert in atherosclerosis, and thrombosis research and has received numerous awards and honors including the Distinguished Service Award from the American College of Cardiology and the Gold Heart Award, the American Heart Association's (AHA) highest award. He has also been selected as a Distinguished Scientist of the AHA, one of the highest honors presented to only 15 scientists for their work in cardiovascular research over the last few years.

Richard G. Miller, PhD, FRSC

Dr. Miller is Professor and past-Chairman of the Department of Medical Biophysics and Professor and founding Chairman (1984-1990) of the Department of Immunology at the University of Toronto. He is the past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. Dr. Miller is an internationally recognized scientist and leader in the field of immunology.

Milton Packer, MD

Dr. Packer is the Director of the Center for Biostatistics and Clinical Science and the Gayle and Paul Stoffel Distinguished Chair in Cardiology, Southwestern Medical Center, University of Texas. He is the former Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and the former Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center. He is a leading expert in the pathophysiology of heart failure and was instrumental in the introduction of new drug therapies. Dr. Packer is a primary consultant to the National Institutes of Health and the FDA on the management of heart failure and on matters related to cardiovascular research and drug development.

Fred S. Rosen, MD

Dr. Rosen is President of the CBR Institute for Biomedical Research in Boston, Massachusetts, and the Distinguished James L. Gamble Professor of Pediatrics at Harvard Medical School. He is internationally recognized for his groundbreaking research into the functioning of the immune system and the causes of immune deficiency diseases. Dr. Rosen is the former Chairman of the World Health Organization's Expert Scientific Committee on Primary Immunodeficiency.

David Wofsy, MD

Dr. Wofsy is Professor of Medicine and Microbiology/Immunology, Director of the Clinical Trials Center, and George A. Zimmerman Distinguished Professor at the University of California, San Francisco. He is Chief of Rheumatology at the San Francisco Veterans Affairs Medical Center and a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases.


                                            Vasogen Inc. 2004 Annual Report (67)

CORPORATE INFORMATION

OFFICERS

Anthony E. Bolton, PhD, DSc, FRCPath
Chief Scientific Officer

David G. Elsley, MBA
President and Chief Executive Officer

Marguerite Ethier, LLB, MSc
General Counsel and Corporate Secretary

Jay Kleiman, MD, MPA
Chief Medical Officer and Head of Cardiovascular Product Development

Susan F. Langlois
Vice President, Regulatory Affairs

Bernard Lim, C.Eng, MIEE
Vice President, Technology

Michael J. Martin
Vice President, Marketing and Business Development

Michael Shannon, MD, MSc, MA
Vice President, Medical Affairs

Eldon R. Smith, MD, FRCP(C), FACC, FAHA, FIACS
Vice President, Scientific Affairs

Christopher J. Waddick, MBA, CMA
Executive Vice President and Chief Financial Officer

STOCK LISTINGS

NASDAQ National Market - VSGN Toronto Stock Exchange - VAS

INVESTOR RELATIONS
Glenn Neumann investor@vasogen.com
Tel: 905.569.9065
Fax: 905.569.9231

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON
Canada M5C 2W9
inquiries@cibcmellon.com
www.cibcmellon.com
Tel: 416.643.5500
Toll free: 1.800.387.0825
Fax: 416.643.5501

U.S. TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
Tel: 201.296.4000
Toll free: 1.800.851.9677
Fax: 201.296.4004

AUDITOR

KPMG LLP
Yonge Corporate Center
4100 Yonge Street, Suite 200
North York, ON
Canada M2P 2H3

CORPORATE COUNSEL

Lang Michener LLP
BCE Place 1
81 Bay Street, Suite 2500
Toronto, ON
Canada M5J 2T7

U.S. CORPORATE COUNSEL

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY
U.S.A. 10019-6064

PATENT COUNSEL

Foley & Lardner LLP
1530 Page Mill Road
Palo Alto, CA
U.S.A. 94304-1125


(68) Vasogen Inc. 2004 Annual Report

ANNUAL MEETING

Shareholders are invited to attend the Company's Annual and Special Meeting at 4:30 p.m. on Wednesday, March 16, 2005, at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

This annual report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the Company's history of losses, stringent government regulation, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, product liability claims, the Company's manufacturing capability, the Company's sales, marketing and distribution experience, conflicts of interest, environmental regulation and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Vasogen

2505 Meadowvale Boulevard
Mississauga (Toronto) ON
Canada L5N 5S2
Tel: 905.817.2000
Fax: 905.607.6147

www.vasogen.com